EXECUTION COPY

UNIT PURCHASE AGREEMENT

     UNIT PURCHASE AGREEMENT (the “Agreement”) dated as of December 31, 2008, between NovaGold Resources Inc., a corporation organized and existing under the laws of the province of Nova Scotia, Canada (the “Seller”), and Electrum Strategic Resources LLC, a limited liability company organized and existing under the laws of the State of Delaware, United States (the “Purchaser”).

W I T N E S S:

     WHEREAS, the Purchaser is willing to purchase from the Seller, and the Seller desires to sell to the Purchaser, 46,153,847 units (the “Units”) of the Seller for the aggregate purchase price of US$60,000,001.10, representing a subscription price of US$1.30 per Unit. Each Unit consists of one common share in the capital of the Seller (collectively, the “Shares”) and one transferable common share purchase warrant (collectively, the “Warrants”) entitling the holder(s) thereof to purchase one additional common share (a “Warrant Share”) in the capital of the Seller at an exercise price of US$1.50 per Warrant Share at any time on or before 5:00 p.m. (Toronto time) on the date that is four years from the Closing Date (the “Warrant Expiry Date”); and

     WHEREAS, terms used in this Agreement and not otherwise defined in this Agreement are defined in Appendix A hereto.

     NOW THEREFORE, in consideration of the mutual promises and representations, warranties, covenants and agreements set forth herein (the receipt and sufficiency whereof is hereby acknowledged), the Parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1
PURCHASE AND SALE

1.1

Purchase and Sale. On the terms and subject to the conditions set forth in this Agreement, at the Closing (as defined in Section 2.2), the Seller will sell and the Purchaser will purchase, 46,153,847 Units at a price per Unit equal to US$1.30. At the Closing the Purchaser shall receive 46,153,847 common shares and 46,153,847 Warrants to purchase an additional 46,153,847 common shares at an exercise price of US$1.50.

1.2	Terms of the Warrants. The terms and provisions of the Warrants are more fully set forth in the form of Common Share Purchase Warrant, attached hereto as Exhibit A.

1.3

Transfers. Except as required by the securities laws of the United States or Canada and the securities laws of any state or province of the United States or Canada, respectively, the Shares, Warrants and Warrant Shares (collectively, the “Securities”) may be transferred, in whole or in part, by the Purchaser at any time. Any such transfer shall be made by the Purchaser in accordance with applicable law.

ARTICLE 2
PURCHASE PRICE AND CLOSING

2.1	Purchase Price. The aggregate purchase price (the “Purchase Price”) to be paid by the Purchaser to the Seller to acquire the Units shall be US$60,000,001.10.

2.2

The Closing. The closing of the transactions contemplated under this Agreement (the “Closing”) will take place as promptly as practicable, but no later than five business days following satisfaction or waiver of the conditions set forth in Subsections 6.1, 6.2 and 6.3 (other than those conditions which by their terms are not to be satisfied or waived until the Closing), at the offices of the Seller. The date on which the Closing occurs is the “Closing Date”.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Purchaser as follows:

3.1

Corporate Existence and Power; Subsidiaries. The Seller and its Subsidiaries are corporations duly incorporated, validly existing and in good standing under the laws of the jurisdictions in which they are incorporated, and have all corporate powers required to carry on their business as now conducted. The Seller and its Subsidiaries are duly qualified to do business as foreign corporations and are in good standing in each jurisdiction where the character of the property owned or leased by them or the nature of their activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified would not have a Material Adverse Effect on the Seller.

3.2	Subsidiaries and Investments. Except as set forth in the Public Disclosure Documents, the Seller has no Subsidiaries or Investments.

3.3

Shareholder and Similar Agreements. Other than as set forth on Schedule 3.3 to this Agreement, neither the Seller nor any of its Subsidiaries is a party to any shareholder, partnership, policy, voting trust or similar agreement relating to any of the issued and outstanding securities or equity interests of the Seller or any of its Subsidiaries.

3.4

Charter, Bylaws and Corporate Records. The corporate records and minute books of the Seller and its Subsidiaries have been maintained in compliance with applicable laws, rules and regulations, except for such non-compliance as would not subject the Company to any penalty or fine of a material amount, and contain complete and accurate records of all meetings and other corporate actions of the board of directors, committees of the board of directors, incorporators and stockholders of the Seller and its Subsidiaries. All material corporate decisions and actions have been validly made or taken. All corporate books, including without limitation the share transfer register, comply with applicable laws, rules and regulations and have been regularly updated. Such books fully and correctly reflect all the decisions of the shareholders.

3.5	Pre-emptive Rights. No Person possesses any pre-emptive rights in respect of the Shares or the Warrant Shares to be issued to the Purchaser upon exercise of the Warrants, as applicable.

3.6

Capitalization. The authorized capital of the Seller consists of 1,000,000,000 common shares, of which 107,518,216 shares are issued and outstanding as of the date hereof. All of the Seller’s issued and outstanding common shares have been duly authorized, are validly issued and outstanding, and are fully paid and non-assessable. No securities issued by the Seller from the date of its incorporation to the date hereof were issued in violation of any statutory or common law pre-emptive rights. There are no dividends which have accrued or been declared but are unpaid on the common shares of the Seller. All taxes required to be paid by Seller in connection with the issuance and any transfers of the Seller’s common shares have been paid. All permits or authorizations required to be obtained from or registrations required to be effected with any Person in connection with any and all issuances of securities of the Seller from the date of the Seller’s incorporation to the date hereof have been obtained or effected, and all securities of the Seller have been issued in accordance with the provisions of all applicable securities or other laws.

3.7	Options, Warrants, Rights.

Except as set forth in Schedule 3.7:

(a)

there are no outstanding (i) securities, notes or instruments convertible into or exercisable for any of the capital stock or other equity interests of the Seller or its Subsidiaries; (ii) options, warrants, subscriptions or other rights to acquire capital stock or other equity interests of the Seller or its Subsidiaries, or (iii) commitments, agreements or understandings of any kind, including employee benefit arrangements, relating to the issuance or repurchase by the Seller or its Subsidiaries of any capital stock or other equity interests of the Seller or its Subsidiaries, any such securities or instruments convertible or exercisable for securities or any such options, warrants or rights.

(b)

Neither the Seller nor the Subsidiaries have granted anti-dilution rights to any person or entity in connection with any outstanding option, warrant, subscription or any other instrument convertible or exercisable for the securities of the Seller or any of its Subsidiaries.

(c)

There are no outstanding rights which permit the holder thereof to cause the Seller or the Subsidiaries to file a registration statement under any securities law or which permit the holder thereof to include securities of the Seller or any of its Subsidiaries in a registration statement filed by the Seller or any of its Subsidiaries under any securities law, and there are no outstanding agreements or other commitments which otherwise relate to the registration of any securities of the Seller or any of its Subsidiaries for sale or distribution in any jurisdiction.

3.8	Rights Plan. The Seller has no rights plan or similar plan in effect nor is a rights plan or similar plan contemplated to be put in place by the Sellers.

3.9

Public Filings. The Seller has filed all documents and information required to be filed by it under applicable securities laws (including, without limitation, “blue sky” laws) of the United States, Canada, any other nation, and states, provinces or localities of any of the foregoing, or any rules or regulations promulgated thereunder (collectively, “Securities Laws”) or with the TSX or Alternext (all such documents filed prior to the date hereof, the “Public Disclosure Documents”) since December 1, 2007. All the Public Disclosure Documents do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (collectively a “Misrepresentation”), it being acknowledged that if there is any inconsistency between two or more documents comprising the Public Disclosure Documents regard shall be had to the last filed document. All of the Public Disclosure Documents, as of their respective dates (and as of the dates of any amendments thereto), complied as to both form and content in all material respects with the requirements of applicable Securities Laws or were amended on a timely basis to correct deficiencies identified by securities commissions or similar securities regulatory authorities other than certain outstanding comments made by the Securities Exchange Commission by letter dated November 21, 2008 which have not yet been resolved. The Seller has not filed any confidential material change report with any securities regulatory authority that at the date hereof remains confidential. There is no material fact concerning the Seller which has not been disclosed in the Public Disclosure Documents filed on or before the date hereof.

3.10

Disclosure Controls and Procedures. The Seller has devised and maintained a system of disclosure controls and procedures designed to ensure that information required to be disclosed by the Seller under Securities Laws is recorded, processed, summarized and reported within the time periods specified in such Securities Laws. Such disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Seller in the Public Disclosure Documents is accumulated and communicated to the management of the Seller, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

3.11

Reporting Issuer Status and TSX and Alternext Listing. As at the date hereof the Seller is a reporting issuer (within the meaning of Canadian Securities Laws) and the common shares of the Seller are registered under Section 12 of the Exchange Act, has not been placed on the list of defaulting issuers as maintained by the securities commissions in the reporting jurisdictions of the Seller for a default of any requirement of any Securities Laws, and neither the TSX, the Alternext nor any other regulatory authority having jurisdiction over the Seller has issued any Order preventing or suspending trading of any securities of the Seller. The Shares are listed and posted for trading on the TSX and on Alternext and no other securities of the Seller or the Subsidiaries are listed for trading or are quoted on any other stock exchange or quotation system.

3.12	United States Securities Laws:

(a) The Seller is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended.

(b) The Seller is a “foreign private issuer” (as such term is defined in Rule 3b-1 under the Exchange Act.

3.13	Securities Laws.

(a)

Neither the Seller nor its Subsidiaries nor any agent acting on behalf of the Seller or its Subsidiaries has taken or will take any action which might cause this Agreement or the Warrants to violate applicable Securities Laws, as in effect on the Closing Date. Assuming that all of the representations and warranties of the Purchaser set forth in Article 4 are true, all offers and sales of capital stock, securities and notes of the Seller have been conducted and completed by the Seller in compliance with applicable Securities Laws in all material respects.

(b)

All shares of the Seller and other securities issued by the Seller and its Subsidiaries prior to the date hereof have been issued in transactions that were either distributions effected with a duly qualified prospectus in accordance with applicable Securities Laws or were registered offerings or were exempt from the prospectus and or registration requirements, as the case may be , under applicable Securities Laws and in compliance with all applicable corporate laws.

3.14	Corporate Authorization.

(a)

Except as set forth in Schedule 3.14 to this Agreement, the execution, delivery and performance by the Seller of this Agreement and the Warrants, and each of the other documents executed pursuant to and in connection with this Agreement (collectively, the “Related Documents”), and the consummation of the transactions contemplated hereby and thereby (including, but not limited to, the sale and delivery of the Shares and the Warrants, and the subsequent issuance of the Warrant Shares upon exercise of the Warrants) have been duly authorized by all necessary corporate action, and no additional corporate or shareholder action is required for the approval of this Agreement.

(b) The Shares and the Warrant Shares have been duly reserved for issuance by the Seller.

(c)

This Agreement and the Related Documents have been or, to the extent contemplated hereby or by the Related Documents, will be duly executed and delivered and constitute the legal, valid and binding agreement of the Seller, enforceable against the Seller in accordance with their terms.

3.15	Regulatory or Third Party Consents and Approvals. Other than as set forth in Schedule 3.15, no consent, approval, Order or authorization of, or declaration of filing with, any

Governmental Authority or any other third party is required to be obtained by the Seller in connection with the consummation of the transactions contemplated by this Agreement, except for such consents, approvals, Orders or authorizations, or declarations or filings, as to which the failure to obtain or make would not, individually or the in aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement.

3.16

Director Recommendation. The board of directors of the Seller has unanimously determined that the sale of the Units contemplated in this Agreement is in the best interests of the Seller and, accordingly, has unanimously approved the entering into of this Agreement. The board of directors has unanimously approved and authorized the Corporation to apply to the TSX for the Transaction Approval in accordance with Section 604(e) of the TSX Company Manual.

3.17

Financial Statements. Each of the Seller’s audited consolidated balance sheet and related consolidated statements of operations and deficit, income, cash flows and changes in shareholders’ equity (including the related notes) as of and for the years ended November 30, 2007 and November 30, 2006, and each of the Sellers unaudited consolidated balance sheet and related consolidated statements of operations and deficit, income, cash flows and changes in shareholders’ equity (including the related notes) as of and for each of the fiscal quarters ending at any time after November 30, 2006, all as contained in the Public Disclosure Documents (collectively, the “Financial Statements”) (x) present fairly in all material respects the financial position of the Seller and its Subsidiaries on a consolidated basis as of the dates thereof and the results of operations, cash flows and shareholders’ equity as of and for each of the periods then ended, and (y) were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved, in each case, except as otherwise indicated in the notes thereto.

3.18

Liabilities and Indebtedness. Except as reflected or disclosed in the Financial Statements, neither the Seller nor any of the Subsidiaries has any material Liabilities of any nature (whether accrued, absolute, contingent or otherwise), or any obligation to issue any debt securities, or guarantee, endorse or otherwise become responsible for, the obligations of any other person required to be reflected or disclosed therein.

3.19

No Undisclosed Liabilities. Except as set forth in the Public Disclosure Documents or on Schedule 3.19, and except for Liabilities incurred in the ordinary course of business since November 30, 2007, as of the date hereof: (a) the Seller and its Subsidiaries do not have any material Liabilities which; and (b) there has not been any aspect of the prior or current conduct of the business of the Seller or its Subsidiaries which may, form the basis for any material claim by any third party which if asserted could result in any such material Liabilities which, are not fully reflected, reserved against or disclosed in the most recent consolidated balance sheet of the Seller set forth in the Public Disclosure Documents .

3.20	Books and Records. The financial books, records and accounts of the Seller and each of the Subsidiaries, in all material respects: (a) have been maintained in accordance with accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years; (b) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of the Seller and the Subsidiaries; and (c) accurately and fairly reflect the basis for the Financial Statements.

3.21

Litigation. Except as disclosed in the Public Disclosure Documents, there is no action, suit, proceeding, judgment, claim or investigation pending or, to the best knowledge of the Seller, threatened against the Seller or its Subsidiaries which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Seller or its Subsidiaries or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay any of the transactions contemplated hereby, and to the knowledge of the Seller there is no basis for the assertion of any of the foregoing. Neither the Seller nor any Subsidiary is subject to any Order which would reasonably be expected to have a Material Adverse Effect on the Seller.

3.22

Taxes. All tax returns and tax reports required to be filed with respect to the income, operations, business or assets of the Seller and its Subsidiaries have been filed (or appropriate extensions have been obtained) with the appropriate governmental agencies in all jurisdictions in which such returns and reports are required to be filed, and all of the foregoing as filed are, in all material respects, correct, complete and reflect accurately all liability for taxes of the Seller and its Subsidiaries for the periods to which such returns relate, and all amounts shown as owing thereon have been paid. The Seller has made provision for appropriate amounts in respect of any taxes likely to be assessed in accordance with GAAP; withheld and collected all taxes required to be withheld and collected by it and remitted such taxes to the appropriate governmental body; and paid and discharged all obligations incidental to any statutory lien or deemed trust imposed upon it by applicable law which if unpaid, might become a Lien on any of its assets. No assessment or appeal is, to the Seller’s knowledge, being asserted or processed with respect to any return, tax or obligation of the Seller or its Subsidiaries, except for assessments or appeals respecting an aggregate Liability for the Seller or its Subsidiaries not exceeding US$50,000 in the aggregate.

3.23

Interests of Officers, Directors and Other Affiliates. The description of any interest held, directly or indirectly, by any officer, director or other Affiliate of Seller (other than the interests of the Seller and its Subsidiaries in such assets) in any property, real or personal, tangible or intangible, used in or pertaining to Seller’s business, as set forth in the Public Disclosure Documents, is true and complete, and no officer, director or other Affiliate of the Seller has any interest in any property, real or personal, tangible or intangible, used in or pertaining to the Seller’s business, other than as set forth in the Public Disclosure Documents.

3.24	Related Party Transactions.

(a)

Neither the Seller nor any of the Subsidiaries is indebted to any director, officer, employee or agent of the Seller or any of the Subsidiaries, or any other insider of the Seller or any Subsidiary or any Affiliate or associate of any of them (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses).

(b)

Other than as disclosed in the Public Disclosure Documents, no director, officer, employee or agent of the Seller or any of the Subsidiaries or any other insider of the Seller or any Subsidiary or any affiliate or associate of any of them is a party to any loan, contract, arrangement or understanding or other transactions with the Seller or any of the Subsidiaries required to be disclosed pursuant to Securities Laws.

3.25

Governmental Authorization. Except as otherwise specifically contemplated in this Agreement and the Related Documents, including as set forth in Schedule 3.15, the execution, delivery and performance by the Seller of this Agreement and the Related Documents, and the consummation of the transactions contemplated hereby and thereby (including, but not limited to, the sale and delivery of the Shares and Warrants and the subsequent issuance of the Warrant Shares upon exercise of the Warrants, as applicable) by the Seller require no action by or in respect of, or filing with, any Governmental Authority.

3.26

Non-Contravention. The execution, delivery and performance by the Seller of this Agreement and the Related Documents, and the consummation by the Seller of the transactions contemplated hereby and thereby (including, but not limited to, the issuance of the Shares and Warrant Shares) do not and will not

	a.	contravene or conflict with the constating documents of the Seller and its Subsidiaries or any material agreement to which the Seller or any of its Subsidiaries is a party or by which it is bound;

b.

subject to obtaining the Transaction Approval from TSX and Alternext and the other Governmental Authorizations specifically contemplated in this Agreement, contravene or conflict with or constitute a violation of any provision of any law, rule, regulation or Order binding upon or applicable to the Seller or its Subsidiaries;

c.

constitute a default (or would constitute a default with notice or lapse of time or both) under or give rise to a right of termination, cancellation or acceleration or loss of any benefit under any material agreement, contract or other instrument binding upon the Seller or its Subsidiaries or under any material license, franchise, permit or other similar authorization held by the Seller or its Subsidiaries; or

	d.	result in the creation or imposition of any Lien on any asset of the Seller or its Subsidiaries.

3.27

Compliance with Law. Except as set forth in Schedule 3.27, the Seller and its Subsidiaries are in compliance and have conducted their business so as to comply with all Laws, rules and regulations or Orders of any court, administrative agency, commission, regulatory authority or other Governmental Authority or instrumentality, domestic or foreign, applicable to their operations, the violation of which could cause a Material

Adverse Effect. Except as set forth in Schedule 3.27, there are no Orders (whether rendered by a court or administrative agency or by arbitration), including any such Orders relating to affirmative action claims or claims of discrimination, against the Seller or its Subsidiaries or against any of their properties or businesses.

3.28

No Defaults. Except as set forth in Schedule 3.28, the Seller and its Subsidiaries are not, nor have they received notice that they would be with the passage of time, giving of notice, or both, (i) in violation of any provision of their constating documents, (ii) in default or violation of any term, condition or provision of (A) any Order applicable to the Seller or any of its Subsidiaries or (B) any material agreement, note, mortgage, indenture, contract, lease or instrument, permit, concession, franchise or license to which the Seller or any its Subsidiaries is a party or by which the Seller or its Subsidiaries or their properties or assets may be bound, and no circumstances exist which would entitle any party to any material agreement, note, mortgage, indenture, contract, lease or instrument to which such Seller or any of its Subsidiaries is a party, to terminate such as a result of such Seller or its Subsidiaries, having failed to meet any material provision thereof.

3.29

Material Contracts. Except as set forth in the Public Disclosure Documents or in Schedule 3.29, there is no contract to which the Seller or a Subsidiary is a party or by which any of them or their respective properties or assets are bound that:

(a)	if terminated, would reasonably be expected to have a Material Adverse Effect on the Seller;

(b)	is a contract or group of related contracts which involves payments to or by the Seller or a Subsidiary of more than US$1,000,000 for the remaining reasonable life of the contract;

(c)

is a contract that contains any non-competition obligations, any area of mutual interest, rights of first refusal, rights of first offer, exclusivity provisions or otherwise restricts in any material way the business of the Seller or a Subsidiary;

(d)

is a contract pursuant to which the Seller or a Subsidiary provides an indemnification to any other person (other than the Seller or a Subsidiary), other than contracts with consultants, suppliers, distributors, sales representatives and customers entered into in the ordinary course of business or in an amount not in excess of $1,000,000.

(the contracts described in items (a) to (d), collectively, the “Material Contracts”).

All Material Contracts are legal, valid, binding and in full force and effect and are enforceable by the Seller and the Subsidiaries in accordance with their respective terms and are the product of fair and arm’s length negotiations between the Parties thereto.

Except as set forth in Schedule 3.29, the Seller and the Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts and are not, and are not to the Seller’s knowledge alleged to be (with or without the lapse of time or the giving of notice, or both), in breach or default in any material respect thereunder.

3.30	Intellectual Property. Except in each case to the extent that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Seller:

(a)

the Seller and the Subsidiaries own, or are validly licensed or otherwise have the right to use, all patents, patent rights, trademarks, trade names, service marks, copyrights, know how and other proprietary intellectual property rights that are used in their respective businesses;

(b)

the use by the Seller and the Subsidiaries of its registered trademarks, service marks, copyrights, industrial designs, patents, design patents and all applications therefor (“Applicable IP”), does not infringe upon or breach the industrial or intellectual property rights of any other person; and

	(c)	neither the Seller nor any of the Subsidiaries have commenced legal proceedings against any person relating to an infringement by such person of any Applicable IP.

3.31

Absence of Certain Changes. Since November 30, 2007, the Seller has conducted its business only in the ordinary course and there has not occurred, except as set forth in the Public Disclosure Documents or any exhibit thereto or incorporated by reference therein:

i.	Any event that could reasonably be expected to have a Material Adverse Effect on the Seller;

ii.	Any amendments or changes in the constating documents of the Seller and its Subsidiaries;

iii.	Any damage, destruction or loss, whether or not covered by insurance, that would, individually or in the aggregate, have or would be reasonably likely to have, a Material Adverse Effect on the Seller;

iv.	Except as set forth on Schedule 3.31(iv), any

1.	incurrence, assumption or guarantee by the Seller or its Subsidiaries of any debt for borrowed money other than for equipment leases;

2.

issuance or sale of any securities convertible into or exchangeable for securities of the Seller other than to directors, employees and consultants pursuant to existing equity compensation or stock purchase plans of the Seller;

3.

issuance or sale of options or other rights to acquire from the Seller or its Subsidiaries, directly or indirectly, securities of the Seller or any securities convertible into or exchangeable for any such securities, other than options issued to directors, employees and consultants in the ordinary course of business in accordance with past practice;

4.	issuance or sale of any stock, bond or other corporate security;

5.	discharge or satisfaction of any material Lien, other than current Liabilities incurred since November 30, 2007 in the ordinary course of business;

6.	declaration or making any payment or distribution to shareholders or purchase or redemption of any share of its capital stock or other security;

7.	sale, assignment or transfer any of its intangible assets except in the ordinary course of business, or cancellation of any debt or claim except in the ordinary course of business;

8.	waiver of any right of substantial value whether or not in the ordinary course of business;

9.	material change in officer compensation except in the ordinary course of business and consistent with past practices; or

10.	other commitment (contingent or otherwise) to do any of the foregoing.

v.

Any creation, sufferance or assumption by the Seller or any of its Subsidiaries of any Lien on any asset (other than Liens existing on the date hereof, arising in the ordinary course of business or in connection with equipment leases, working capital lines of credit or otherwise as set forth on Schedule 3.31(v)) or any making of any Investment in any Person in an aggregate amount which exceeds $50,000 outstanding at any time; or

vi.

Any entry into, amendment of, relinquishment, termination or non-renewal by the Seller or its Subsidiaries of any material contract, license, lease, transaction, commitment or other right or obligation, other than in the ordinary course of business.

3.32

Restrictions on Business Activities. Other than as set forth in the Public Disclosure Documents or in Schedule 3.32 there is no agreement or Order binding upon the Seller or its Subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Seller or its Subsidiaries, any acquisition of property by the Seller or its Subsidiaries or the conduct of business by the Seller or its Subsidiaries as currently conducted or as currently proposed to be conducted by the Seller.

3.33	Insurance. The insurance policies providing insurance coverage to the Seller or its Subsidiaries are adequate for the business conducted by the Seller and its Subsidiaries and are sufficient for compliance by the Seller and its Subsidiaries with all requirements of applicable laws and all material agreements to which the Seller or its Subsidiaries is a party or by which any of their assets are bound. All of such policies are in full force and effect and are valid and enforceable in accordance with their terms, and the Seller and its Subsidiaries have complied with all material terms and conditions of such policies, including premium payments. All of such policies shall remain in full force and effect and shall not be cancelled or terminated as a result of this Agreement. None of the insurance carriers has indicated to the Seller or its Subsidiaries an intention to cancel any such policy.

3.34	Employees, Employment Agreements and Employee Benefit Plans.

(a)

Except as set forth in the Public Disclosure Documents or on Schedule 3.34, there are no employment, consulting, severance or indemnification arrangements, agreements, or understandings between the Seller or its Subsidiaries and any of their respective salaried employees or full time consultants whose annual salary and bonus exceeds US$150,000, or any officer or director (the “Employment Agreements”).

(b)

Except as set forth in the Public Disclosure Documents or on Schedule 3.34, no employment, consulting, severance or indemnification arrangements, agreements, or understandings between the Seller or its Subsidiaries and any of their respective employees or full time consultants, or any officer or director, provides for the acceleration or change in the award, grant, vesting or determination of options, warrants, rights, severance payments, or other contingent obligations of any nature whatsoever of the Seller or its Subsidiaries in favor of any such parties in connection with the transactions contemplated by this Agreement.

(c)

Except as disclosed in the Public Disclosure Documents or on Schedule 3.34, neither the Seller nor any of the Subsidiaries have agreed with or announced to any of their employees, directors, officers, agents, consultants or professional advisors that their employment or engagement may be terminated with notice which would need to exceed more than 12 weeks or pay in lieu thereof at any time.

(d) The Seller and its Subsidiaries have not entered into any agreement or arrangement for the management of their business or any part thereof other than with their directors or employees.

3.35

Absence of Certain Business Practices. Neither the Seller nor any of its Subsidiaries, nor any Affiliate of the Seller, nor to the knowledge of the Seller, any agent or employee of the Seller or any of its Subsidiaries , any other Person acting on behalf of or associated with the Seller, or any individual related to any of the foregoing Persons, acting alone or together, has:

(a) received, directly or indirectly, any rebates, payments, commissions, promotional allowances or any other economic benefits, regardless of their nature or type, from any customer, supplier, trading company, shipping company, governmental employee or other Person with whom the Seller or any of its Subsidiaries has done business directly or indirectly; or

(b) directly or indirectly, given or agreed to give any gift or similar benefit to any customer, supplier, trading company, shipping company, governmental employee or other Person who is or may be in a position to help or hinder the business of the Seller or any of its Subsidiaries (or assist the Seller or any of its Subsidiaries in connection with any actual or proposed transaction) which (i) may subject the Seller or any of its Subsidiaries to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (ii) if not given in the past, may have had an adverse effect on the Seller or any of its Subsidiaries or (iii) if not continued in the future, may adversely affect the assets, business, operations or prospects of the Seller or any of its Subsidiaries or subject the Seller or any of its Subsidiaries to suit or penalty in any private or governmental litigation or proceeding.

3.36

Operational Matters. Except as disclosed in the Public Disclosure Documents or as set forth in Schedule 3.36 or as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect in respect of the Seller:

(a)

all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of the Seller or the Subsidiaries, have been properly and timely paid;

(b)

all rentals, payments, and obligations due and payable or performable on or prior to the date hereof under or on account of any of the direct or indirect assets of the Seller or the Subsidiaries have been duly paid, performed, or provided for prior to the date hereof;

(c)

all: (i) mines where the Seller or the Subsidiaries is operator at the relevant time have been developed in accordance with mining practices and in compliance with all applicable Laws; and (ii) mines located in or on the lands of the Seller or the Subsidiaries, or lands pooled or unitized therewith, which have been abandoned by the Seller or the Subsidiaries have been abandoned in accordance with good mining practices and in compliance with all applicable laws, rules and regulations; and

(d)

all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which the Seller or the Subsidiaries is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

3.37	Licenses; Compliance With Regulatory Requirements. Except as set forth in Schedule 3.37:

(a)

the Seller and each of its Subsidiaries holds all material Governmental Authorizations required under applicable law, rule or regulation for the operation of the business of the Seller and its Subsidiaries as currently operated;

(b)

all of such Governmental Authorizations have been duly issued or obtained and are in full force and effect, and the Seller and its Subsidiaries are in material compliance with the terms of all such Governmental Authorizations;

(c)	the Seller and its Subsidiaries have not engaged in any activity that, to the knowledge of the Seller, could cause revocation or suspension of any such Governmental Authorizations;

(d)

the Seller has no knowledge of any facts which could reasonably be expected to cause the Seller to believe that the Governmental Authorizations will not be renewed by the appropriate Governmental Authorities in the ordinary course; and

(e)	neither the execution, delivery nor performance of this Agreement would adversely affect the status of any of the Governmental Authorizations.

3.38	Real Property and Mineral Interests and Rights

(a)

Other than as disclosed in the Public Disclosure Documents or as set forth in Schedule 3.38, and applying customary standards in the mining industry of the applicable jurisdiction, each of the Seller and the Subsidiaries (i) has sufficient title, clear of any title defect or material Lien or other encumbrance, to its material operating properties and material properties with estimated proven and probable mineral reserves and/or estimated mineral resources (other than property to which it is lessee, in which case it has a valid leasehold interest) and has good and sufficient title to the real property interests including fee simple estate in real property, leases, easements, rights of way, permits or licences from landowners or authorities permitting the use of land by the Seller and the Subsidiaries necessary to permit the operation of their respective businesses as currently owned and conducted, (ii) holds all mineral rights required to continue their respective business and operations as currently conducted and as proposed to be conducted in the Public Disclosure Documents, and (iii) holds all mineral rights free and clear of all material Liens and other encumbrances and royalty burdens, and none of such mineral rights is subject to reduction by reference to mine payout or otherwise except for those created in the ordinary course of business.

(b)

Other than as disclosed in the Public Disclosure Documents or as set out in Schedule 3.38, and applying customary standards in the mining industry of the applicable jurisdiction, with respect to the material mineral interests and rights and the material real property of the Seller and the Subsidiaries:

(i)

the Seller and the Subsidiaries are the legal and/or beneficial owner of all right, title and interest in and to such property, interests and rights, free and clear of any material Liens and other encumbrances;

(ii)	such interests and rights have been properly located and recorded in compliance with applicable laws and are comprised of valid and subsisting mineral claims in each case in all material respects;

(iii)

such property, interests and rights are in good standing under applicable laws, all assessment work required to be performed and filed has been performed and filed, all taxes and other payments have been paid and all filings have been made, in each case in all material respects;

(iv)	there is no material adverse claim against or challenge to the title to or ownership of such property, interests and rights;

(v)	the Seller or a Subsidiary has the exclusive right to deal with such property, interests and rights;

(vi)	no other person has any material interest in such property, interests and rights or the production therefrom or any right to acquire any such interest;

(vii)

there are no back-in rights, earn-in rights, rights of first refusal or similar provisions which would materially affect the Seller’s or a Subsidiary’s interest in such property, interests and rights; and

(viii)

neither the Seller nor any Subsidiary has received any notice, whether written or oral, from any Governmental Authority of any revocation or intention to revoke any interest of the Seller or such Subsidiary in any of such property, interests and rights.

3.39

Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources disclosed in the Public Disclosure Documents since December 1, 2007 have been prepared and disclosed in all material respects in accordance with accepted engineering practices and all applicable laws.

3.40	Environmental Matters

(a)

Except as set forth in Schedule 3.40 or the Public Disclosure Documents, (i) the Assets are in material compliance with all Environmental Laws, and (ii) Seller and its predecessors have complied in all material respects with all Environmental Laws. Except as set forth in Schedule 3.40 or the Public Disclosure Documents, Seller has no basis to expect, nor has it received any actual, or to the knowledge of Seller, threatened, written or oral Order, notice, report or other communication from any Governmental Authority or other Person of any actual, potential or alleged violation of or failure of the Assets to comply with any Environmental Law.

	(b)	Except as set forth in Schedule 3.40 or the Public Disclosure Documents, the Seller has obtained and complied with, and is in compliance with, all

Governmental Authorizations that are required pursuant to any Environmental Laws for operations, and the occupation of the properties, of the Seller and its Subsidiaries.

(c)

Except as set forth in Schedule 3.40 or the Public Disclosure Documents, (i) in connection with Seller’s treatment, storage, disposal, transportation, handling, manufacturing and distribution of Hazardous Substances, neither Seller nor any predecessor, with respect to its assets and operations, has any current or future material Liabilities, including any Liability for fines, penalties, Response costs, corrective action costs, personal injury, property damage, Natural Resources Damages or attorney’s fees, pursuant to any Environmental Laws, and (ii) to the Knowledge of Seller, none of the Assets is contaminated by any Hazardous Substances.

(d)

Except as set forth in Schedule 3.40 or the Public Disclosure Documents, no facts, events or conditions relating to the operations or the property of the Seller or its Subsidiaries, will prevent, hinder or limit continued compliance with Environmental Laws, or give rise to any proceedings against the Seller or its Subsidiaries or any Remediation obligations or Liabilities.

(e)

Except as set forth in Schedule 3.40 or the Public Disclosure Documents, there are no outstanding bonds, or other surety or security arrangements issued or entered into in connection with the assets or the operations of the Seller or its Subsidiaries for Remediation or otherwise. No other bond, surety or security arrangement is required to satisfy the requirements of any Environmental Laws or other laws applicable to the Seller or its Subsidiaries with respect to their respective assets and operations.

3.41

Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement, based upon any arrangement made by or on behalf of the Seller, which would make the Seller or Purchaser liable for any fees or commissions.

3.42

Disclosure. The representations and warranties made by the Seller in this Agreement, and in any document, written information, financial statement, certificate, schedule or exhibit prepared and furnished by the Seller or the representatives of the Seller pursuant hereto or in connection with the transactions contemplated hereby (the “Transaction Disclosure Documents”) do not contain and will not contain any untrue statement of a material fact, or omit to state a material fact necessary to make the statements or facts contained herein or therein not misleading in light of the circumstances under which they were furnished, it being acknowledged that if there is any inconsistency between two or more documents comprising the Transaction Disclosure Documents regard shall be had to the last delivered document.

3.43

Full Disclosure. The Seller has made available to the Purchaser a data room containing certain information, including financial, marketing, sales and operational information, on a historical basis, relating to the Seller and the Seller’s Subsidiaries. To the knowledge of the Seller, all the information contained in the data room is true and correct in all material respects. All information which has been provided to the Purchaser and was prepared by or on behalf of the Seller is true and correct in all material respects and no material fact or facts have been omitted from that information which would make such information misleading at the time that it was made, it being acknowledged that if there is any inconsistency between two or more documents contained in the data room regard shall be had to the most recently dated document. Notwithstanding the foregoing, this warranty is qualified to the extent that any geological, scientific or other technical information based on interpretation of fact is provided only as information and the Seller provides no representation or warranty as to its truth or correctness.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Seller as follows:

4.1

Existence and Power. The Purchaser is duly organized, validly existing and in good standing under the laws of the State of Delaware, United States. The Purchaser has all powers required to carry on its business as now conducted.

4.2

Authorization. The execution, delivery and performance by the Purchaser of this Agreement, the Related Documents to which the Purchaser is a party, and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly authorized, and no additional action by the Purchaser is required for the approval of this Agreement or the Related Documents. This Agreement and the Related Documents to which the Purchaser is a party have been or, to the extent contemplated hereby, will be duly executed and delivered and constitute valid and binding agreements of the Purchaser, enforceable against the Purchaser in accordance with their terms.

4.3

Investment. The Purchaser is acquiring the securities described herein for its own account and not with a view to, or for sale in connection with, any distribution thereof, nor with the intention of distributing or reselling the same, provided, however, that by making the representation herein, the Purchaser does not agree to hold any of the securities for any minimum or other specific term and reserves the right to dispose of the securities at any time in accordance with or pursuant to a registration statement or an exemption under applicable Securities Laws. The Purchaser is an “Accredited Investor” as such term is defined in Rule 501 of Regulation D, as promulgated under the Securities Act and as such term is defined in National Instrument 45-106 adopted by the Canadian Securities Administrators.

4.4

Reliance on Exemptions. The Purchaser understands that the Shares and Warrants are being offered and sold to the Purchaser in reliance upon specific exemptions from the registration requirements of United States federal and state securities laws and from the prospectus and registration requirements of Canadian securities laws and that the Seller is relying upon the truth and accuracy of, and the Purchaser’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the

Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchaser to acquire the securities.

4.5

Experience of the Purchaser. The Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. The Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

4.6

General Solicitation. The Purchaser is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

4.7

Regulatory or Third Party Consents or Approvals. Other than as may be required pursuant to the Competition Act, no consent, approval, Order or authorization of, or declaration of filing with, any Governmental Authority or any other third party is required to be obtained by the Purchaser in connection with the consummation of the transactions contemplated by this Agreement, except for such consents, approvals, Orders or authorizations, or declarations of filings, as to which the failure to obtain or make would not, individually or the in aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement.

4.8

Legends. The Purchaser understands that the certificate or certificates representing the Common Shares being purchased hereunder will, until such time as the resale of such Common Shares has been registered under the Securities Act of 1933, as amended, bear any legend as required by the “Blue Sky” laws of any state and a restrictive legend substantially in the following form (and a stop transfer order may be placed against transfer of such certificates):

THE SECURITIES REPRESENTED HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (the “1933 ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NOVAGOLD RESOURCES INC. (“THE COMPANY”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT; (B) TO THE COMPANY, (C) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE 1933 ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS OR (D) WITHIN THE UNITED STATES (1) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR (2) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR APPLICABLE STATE SECURITIES LAWS, AND THE HOLDER HAS PROVIDED THE COMPANY, PRIOR TO SUCH OFFER, SALE OR TRANSFER

WITH AN OPINION OF COUNSEL, IN FORM AND SUBSTANCE SATISFACTORY TO THE COMPANY OR OTHER EVIDENCE SATISFACTORY TO THE COMPANY THAT SUCH SECURITIES ARE REGISTERED UNDER THE 1933 ACT OR MAY BE SO OFFERED, SOLD OR TRANSFERRED WITHOUT REGISTRATION UNDER THE 1933 ACT OR APPLICABLE STATE SECURITIES LAWS. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

In addition, the Purchaser understands that the Certificate or Certificates representing the Common Shares shall bear the Canadian legend set forth below:

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THESE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE [insert date which is four months and one day after closing] MAY [•], 2009.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”), HOWEVER THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY, ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTION ON TSX.

The Canadian legend set forth above shall be removed and the Company shall issue a certificate or certificates without such legend to the holder of the Common Shares at the earlier of the date such Common Shares are qualified for public distribution under applicable Canadian Securities Laws and anytime on or after four months and one day following the Closing Date.

ARTICLE 5
COVENANTS OF THE SELLER AND PURCHASER

5.1

Insurance. The Seller and its Subsidiaries shall, from time to time upon the written request of the Purchaser, promptly furnish or cause to be furnished to the Seller evidence, in form and substance reasonably satisfactory to the Purchaser, of the maintenance of all insurance maintained by it for loss or damage by fire and other hazards, damage or injury to persons and property, including from product liability, and under workmen’s compensation laws.

5.2

Investigation. The representations, warranties, covenants and agreements set forth in this Agreement shall not be affected or diminished in any way by any investigation (or failure to investigate) at any time by or on behalf of the Party for whose benefit such representations, warranties, covenants and agreements were made. Without limiting the generality of the foregoing, the inability or failure of the Purchaser to discover any breach, default or misrepresentation by the Seller under this Agreement or the Related Documents (including under any certificate furnished pursuant to this Agreement), notwithstanding the exercise by the Purchaser or other holders of the Shares of their rights hereunder to conduct an investigation shall not in any way diminish any liability hereunder.

5.3

Further Assurances. The Seller shall, at its cost and expense, upon written request of the Purchaser, duly execute and deliver, or cause to be duly executed and delivered, to the Purchaser such further instruments and do and cause to be done such further acts as may be necessary, advisable or proper, at the reasonable request of the Purchaser, to carry out more effectually the provisions and purposes of this Agreement. The Parties shall use their reasonable commercial efforts to timely satisfy each of the conditions described in Article 6 of this Agreement.

5.4	Use of Proceeds. The Seller covenants and agrees that the proceeds of the Purchase Price shall be used by the Seller to:

	(a)	repay the balance owing of the Seller’s bridge loan with Auramet Trading LLC;

	(b)	to finance continuing exploration and development activities at the Seller’s Donlin Creek project, Alaska and Galore Creek, British Columbia project;

	(c)	to further examine, develop and, when warranted, reactivate the Rock Creek mine in Nome, Alaska; and

	(d)	for general corporate purposes.

5.5	Corporate Existence; Securities Law Status and TSX and Alternext Listings. So long as the Purchaser owns Shares, Warrants or Warrant Shares, the Seller shall:

(a)

preserve and maintain and cause its Subsidiaries to preserve and maintain their corporate existence and good standing in the jurisdiction of their incorporation and the rights, privileges and franchises of the Seller and its Subsidiaries (except, in each case, in the event of a merger or consolidation in which the Seller or any of its Subsidiaries, as applicable, is not the surviving entity) in each case where failure to so preserve or maintain could have a Material Adverse Effect on Seller;

	(b)	comply in a timely manner with all its obligations under applicable Securities Laws;

(c)

use its reasonable commercial efforts to maintain the listing and posting for trading of its common shares, including the Warrant Shares, on the TSX, Alternext or another North American stock exchange acceptable to the Purchaser, acting reasonably;

5.6

Licenses. The Seller shall use its reasonable commercial efforts and shall cause its Subsidiaries to use their reasonable commercial efforts, and maintain at all times all material licenses or permits necessary to the conduct of their respective businesses and as required by any Governmental Agency or instrumentality thereof.

5.7

Taxes and Claims. The Seller and its Subsidiaries shall duly pay and discharge (a) all material taxes, assessments and governmental charges upon or against the Seller or its properties or assets prior to the date on which penalties attach thereto, unless and to the extent that such taxes are being diligently contested in good faith and by appropriate proceedings, and appropriate reserves therefor have been established, and (b) all material lawful claims, whether for labor, materials, supplies, services or anything else which might or could, if unpaid, become a lien or charge upon the properties or assets of the Seller or its Subsidiaries unless and to the extent only that the same are being diligently contested in good faith and by appropriate proceedings and appropriate reserves therefor have been established.

5.8

Perform Covenants. The Seller shall duly comply with all the terms and covenants contained herein and in each of the instruments and documents given to the Purchaser in connection with or pursuant to this Agreement, all at the times and places and in the manner set forth herein or therein.

5.9	Filings and Applications.

(a)

As soon as reasonably practicable following the date hereof, the Seller shall use its reasonable commercial efforts to obtain statements in writing from each the TSX and Alternext approving the transactions contemplated by this Agreement and stating that any shareholder approval required in connection with the consummation of the transactions contemplated by this Agreement under the rules of TSX or Alternext, as the case may be, are waived and/or shall not be required, the “Transaction Approval”).

	(b)	The Purchaser and Seller agree as follows with respect to the Competition Act Approval:

(i)

Each of the Seller and the Purchaser and/or any of their respective affiliates or subsidiaries, as applicable, covenant and agree to proceed diligently, in a coordinated fashion, and shall use all of their respective commercially reasonable efforts, and shall cooperate with each other, to make and obtain the Competition Act Approval, including, (1) as promptly as practicable after the date of execution of this Agreement, and in any event no later than 5 Business Days after the date hereof, the Purchaser’s counsel shall prepare and provide to the Commissioner a request for an Advance Ruling Certificate including a request, in the alternative, that the Commissioner waive, pursuant to subsection 113(c) of the Competition Act, the obligation to give the requisite notice and promptly furnish any additional information requested under the Competition Act or, if requested by the Purchaser or the Commissioner, the Purchaser and the Seller shall promptly file a short-form or long-form notice pursuant to section 114 of the Competition Act (alternately or collectively, the Advance Ruling Certificate and / or the short form or long form notice, the “Competition Filing”); and (2) comply at the earliest practicable date with any and all requests for additional information or documentary material received by the Seller or the Purchaser or any of their affiliates or subsidiaries from the Commissioner or her representatives in connection with the Competition Filing.

(ii)	The Seller and Purchaser each be responsible for paying half of the applicable filing fee (including applicable taxes) in connection with the Competition Act Approval (the “Filing Fee”).

(iii)

Each Party shall supply the other with copies of all written material supplied or filed by it after the date hereof under the Competition Act, including any notification under such Act, forthwith after such material is supplied or filed. All written material made or submitted by or on behalf of either Party, including the Competition Filing, shall be subject to prior consultation with the other Party, acting with the advice of their respective counsel, and each Party shall, subject to any undertaking of confidentiality imposed or requested by the Commissioner or her representatives, also supply the other with copies of all notices or other correspondence received from or the details of any communications with the Commissioner or her representatives promptly after receipt of such notices or exchange of other correspondence or the occurrence of such communications.

(iv)

All requests and enquiries from the Commissioner or her representatives in connection with the Competition Act shall be dealt with by the Seller and the Purchaser in consultation with each other, and the Seller and the Purchaser shall promptly co-operate with and provide all necessary information and assistance reasonably required by the Commissioner or her representatives in connection with the Competition Act Approval upon being requested to do so by such person or by the other party.

(v)

To the extent that any information to be exchanged between a Party under this section 5.9(b) constitutes competitively-sensitive information, such Party, acting reasonably, can designate the information as “competitively- sensitive information”, in which case the information will be supplied only to that other Party’s external legal counsel and such external legal counsel will not be entitled to supply the information to its client Party without first receiving the supplying Party’s permission (in writing or by electronic mail).

5.10	Interim Period Seller Conduct.

	(a)	The Seller shall not, directly or indirectly, whether by or through any of the Subsidiaries, do or permit to occur any of the following at any time commencing on the date hereof and ending at Closing:

		(i)	take any action, refrain from taking any action (subject to its commercially reasonable efforts), or permit any action to be taken or not taken,

inconsistent with this Agreement or which would reasonably be expected to impede the completion of the transactions contemplated by this Agreement; provided, however, that in the event the Seller is required to take any such action or refrain from taking such action (subject to its commercially reasonable efforts), it shall immediately notify Purchaser in writing of such circumstances;

(ii)

issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber (or permit any of the Subsidiaries to issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber) any shares of, or any options, warrants, calls, conversion privileges or similar rights of any kind to acquire any shares of it or any of the Subsidiaries, other than (A) the issue of Shares pursuant to the due exercise or conversion of options, warrants or convertible debt (whether vested or unvested), in each case currently outstanding in accordance with their current terms, and (B) the grant of stock options to directors and officers under the Seller’s Stock Option Plan in the ordinary course of business and consistent with prior practice;

(iii)

issue, sell, pledge, lease, dispose of or otherwise encumber (or agree to do any of the foregoing) any assets or redeem or purchase any or offer to purchase any of its or any of its Subsidiaries outstanding securities or enter into any agreement or commitment in respect of any of the foregoing provided this subparagraph (iii) shall not apply to restrict the sale of the Alexco shares owned by the Seller on such term as the Seller may deem appropriate or to restrict the previously announced sale of certain exploration properties owned by a Subsidiary of the Seller to Mantra Inc.;

(iv)	enter into any joint venture agreement or similar such agreement, arrangement or relationship;

(v)

enter into any transaction or perform any act that might interfere with or be inconsistent with the successful completion of the acquisition of Units by the Purchaser under the Agreement or which would render, or which may reasonably be expected to render, untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or material adverse effect qualification already contained within such representation or warranty) in any material respect any of the Seller’s representations and warranties set forth in this Agreement;

(vi)

except for changes in compensation for employees, officers and directors in the ordinary course of business and consistent with prior practice, enter into, create, declare, adopt, amend, vary, modify or take any other action with respect to any bonus, target bonus, profit sharing, incentive, salary or other compensation, equity based award, pension, retirement, deferred compensation, severance, change in control, employment or other employee benefit plan, agreement, award or arrangement for the benefit or welfare of any officer, director or employee, or similar rights or other benefits;

	(vii)	pay, settle, discharge or satisfy any material claims, litigation, liabilities or obligations other than liabilities reflected or reserved against in the Seller’s consolidated financial statements; or

	(viii)	announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subsections.

(b)	The Seller shall do the following commencing on the date hereof and ending at Closing:

(i)

it shall and shall cause, providing in each case reasonable prior notice has been given to the Seller, its Subsidiaries to allow the Purchaser, any of its representatives or agents, access during normal business hours to the premises and the properties of the Seller and its Subsidiaries and to the files, books, records and offices of the Seller and its Subsidiaries;

(ii)

conduct its and their respective businesses only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practice and in compliance with applicable laws and shall use its reasonable commercial efforts and cause each of the Subsidiaries to preserve intact its business organizations and goodwill, to maintain satisfactory relationships with customers, suppliers, agents, tenants, co- owners, landlords, officers, employees and others having business relationships with its Subsidiaries;

(iii)

as soon as reasonably practicable, it shall use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its and Purchaser’s obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to oppose, lift or rescind any injunction or restraining order or other Order, proceeding or action challenging or affecting this Agreement or the transactions contemplated hereby by seeking to restrain, enjoin or prohibit the consummation of the Agreement in accordance with the terms hereof; and

(iv)

it shall use its commercially reasonable efforts to conduct its affairs and shall cause the Subsidiaries to conduct their affairs so that all of its representations and warranties contained herein (i) which are qualified by the expression “material,” “material adverse change” or “material adverse effect” shall be true and correct as of the Closing Date as if made on such date, and (ii) all other representations and warranties in this Agreement which are not so qualified shall be true and correct in all material respects on the Closing Date as if made on such date.

5.11

Additional Covenants. For the period beginning on the date of execution of this Agreement and ending 90 days following the Closing Date, the Seller shall not issue any common shares or any securities convertible into or exchangeable for or exercisable to acquire common shares, without the prior written consent of the Purchaser, in its sole discretion, except that Seller will not be restricted from issuing any such securities in conjunction with: (i) the grant or exercise of stock options and other similar issuances pursuant to the share incentive plan of the Seller and other share compensation arrangements; (ii) the exercise of any outstanding warrants, including the Warrants; and (iii) the conversion of any outstanding convertible debt.

5.12	Press Releases; filings.

(a)

Neither the Seller nor the Purchaser shall make any press release or other publicity about the terms of this Agreement or the transactions contemplated hereby without the prior approval of the other unless otherwise required by applicable Securities Laws or other laws. Each Party shall provide the other Party with a reasonable period of time to review and comment on all such press releases or public statements prior to release thereof. The Parties agree to issue jointly or concurrently with the other Parties a press release with respect to this Agreement as soon as practicable, in a form acceptable to each Party. Each of the Parties agrees not to make any public statement that is inconsistent with such press release (other than to the extent superseded by a subsequent press release or public filing). The foregoing obligation is subject to applicable Law.

(b)

The Seller will use reasonable commercial efforts to (i) co-operate and assist the Purchaser in the making of all such filings and submissions and the obtaining of any related consents, approvals or waivers required by applicable laws or by contract; and (ii) assist the Purchaser in any discussions which the Purchaser may wish to have with any Governmental Authority or other party from whom any of the consents, approvals or waivers described in item (i) above are required, and upon the reasonable request of the Purchaser, promptly provide all commercially reasonable assistance and furnish all commercially reasonably available information to the Purchaser to defend, rebut or otherwise challenge any claims seeking to prevent, delay or interfere with this Agreement or the transactions contemplated herein.

5.13

Change of Control Waivers. At or prior to Closing, the Seller shall cause each of; (i) Sacha Iley, (ii) Gregory Johnson, (iii) Robert MacDonald; (iv) Doug Nicholson; (v) Rick Van Nieuwenhuyse; (vi) Joseph Piekenbrock; (vii) Elaine Sanders; and (viii) Jim Mallory, to execute and deliver waivers of any and all claims they may now have or ever have as a result of the completion of the transactions contemplated by this Agreement, the issuance of the Shares and the Warrant Shares, in the form attached hereto as Exhibit B (the “Waivers”).

5.14

Participation Right. Subject to the terms and conditions specified in this Section 5.12, for a period of four years following Closing provided that the Purchaser and any of its Affiliates continues to own, directly or indirectly, more than 15,000,000 of the issued and outstanding common shares of the Seller (as constituted on the date hereof), the Seller shall not issue any equity securities or any securities which are exercisable, exchangeable or convertible into equity securities at any time without allowing the Purchaser to acquire up to that percentage of the amount of such securities so that the Purchaser will be able to at least maintain its percentage interest in the Seller (determined on a fully diluted basis, assuming full exercise of any Warrants held by the Purchaser or such Affiliates). Each time the Seller proposes to offer any Additional Securities, it shall first make an offering of such Additional Securities to the Purchaser in accordance with the following provisions:

(i)

the Seller shall deliver a notice (the “Issuance Notice”) to the Purchaser stating (a) its bona fide intention to offer such Additional Securities, (b) the number of such Additional Securities to be offered, (c) the price and terms, if any, upon which it proposes to offer such Additional Securities, and (d) the anticipated closing date of the sale of such Additional Securities.

(ii)

by written notification received by the Seller, within 5 business days after receipt of the Issuance Notice, the Purchaser may elect in writing, in its sole discretion, to purchase or obtain, at the price and on the terms specified in the Issuance Notice, up to that United States Dollar amount of such Additional Securities which equals the Purchaser’s Participation Amount for the same consideration and on the same terms and conditions as such third-party sale, where the “Participation Amount” for the Purchaser shall equal (x) the total United States Dollar amount of such Additional Securities proposed to be issued to investors in such offering prior to the exercise of the participation rights contemplated by this Section 5.12 (such aggregate amount, the “Subsequent Offering Amount”), multiplied by (y) a fraction, the numerator of which equals the number of Common Shares then held by the Purchaser (assuming full exercise of any Warrants held by the Purchaser) and the denominator of which equals the number of then outstanding common shares of the Seller (assuming full exercise of any Warrants held by the Purchaser).

(iii)

The Seller may, during the 75 day period following the expiration of the 10-day period referenced in Subsection 5.12(ii) above, offer up to the Subsequent Offering Amount of such Additional Securities, less any amount which the Purchaser elects to purchase, to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Issuance Notice. If the Seller does not consummate the sale of such Additional Securities within such period, the right provided hereunder shall be deemed to be revived and such Additional Securities shall not be offered or sold unless the Participation Amount is again first reoffered to the Purchaser in accordance herewith.

(iv)

The rights of the Purchaser under this Section 5.12 shall not apply to: (A) issuance of common shares on the conversion of any convertible security, warrant or option outstanding as of the date of this Agreement; or subsequently issued in accordance with this Section 5.12 (B) the issuance (at issuance or exercise prices at or above current market value) of common shares, stock awards or options under, or the exercise of any options granted pursuant to, any Board-approved employee stock option or similar plan for the issuance of options or capital stock of the Seller; (C) the issuance of common shares pursuant to a stock split, combination or subdivision of the outstanding common shares, (D) issuance of common shares on the exercise of the Warrants; (E) the issuance of securities pursuant to a bona fide firm commitment underwritten public offering in Canada in a “bought deal” provided that the Purchaser shall have 18 hours from receipt of written notice of the proposed offering and terms thereof to indicate its intention to participate and for how many securities for a specified aggregate purchase price; (F) the issuance of securities in connection with any strategic acquisition or transaction by the Company, whether through an acquisition of stock or merger of any business or assets, the primary purpose of which is not to raise equity capital; or (G) the issuance of securities in connection with an investment by, or partnership or joint venture with, one or more strategic investors.

5.15	Registration Rights.

(a)

Canadian Registration Rights. The Purchaser and the Seller shall enter into a Canadian Registration Rights Agreement at Closing to effect a qualification under Canadian Securities Laws for the distribution to the public in any or all of the Provinces or Territories of Canada of all or part of the Shares or the Warrant Shares held by the Purchaser so long as the Purchaser is a “control person” (within the meaning of Canadian Securities Laws). The Canadian Registration Rights Agreement will consistent with the draft from of US Registration Rights Agreement attached as Exhibit D.

(b)

US Registration Rights. At any time and from time to time Purchaser may request the Seller to effect a registration under United States Securities Laws for the distribution to the public of all or part of the Shares or the Warrant Shares held by the Purchaser subject to a maximum of three such registrations (including for such purpose any demand qualification under the Canadian Registration Rights Agreement) in accordance with the US Registration Rights Agreement attached as Exhibit D to be entered into by the Seller and Purchaser at Closing. Such Registration Rights Agreement will also contain “piggy back” registration rights on customary terms.

(c)

Clarification of Demand Registrations. A request for registration or qualification simultaneously in the United States and Canada made by the Purchaser pursuant to Section 5.15(a) and Section 5.15(b) shall constitute only one demand qualification.

5.16

Voting at 2009 AGM. The Purchaser agrees that it will vote or cause to be voted all common shares of the Seller beneficially owned by it or over which it exercises control or direction in favour of management’s nominees to the board of directors of the Seller at the 2009 annual general meeting of the Seller or abstain from voting on such matter. The Seller agrees that from and after the date of closing and so long as the Purchaser holds more than 15% of the issued and outstanding common shares of the Seller, assuming for such purposes full exercise of any Warrants held by the Purchaser, it shall extend to the Purchaser the right to designate one person as an observer to receive notice of and attend all meetings of the board of directors of the Seller and to receive notice of and attend all meetings of the committees of the board of directors of the Seller, and to receive copies of all materials sent to members of such board of directors or of such committee as the case may be.

5.17

Budget. Seller will operate in accordance with the terms of budgets approved, from time to time, by its board of directors. Management will seek further board approval for any actions outside the budget to the extent not under such management approval levels as the board may establish from time to time.

5.18

Issuance of Additional Units. Notwithstanding Section 5.11, the Purchaser acknowledges and agrees that at any time on or before 5:00 p.m. (Toronto time) on Tuesday, January 6, 2009, the Seller may commit to sell additional Units to one or more persons for the same or a greater price per Unit and on the same or superior economic terms and conditions for the Seller as Units are being sold to the Purchaser hereunder, provided, however, that (a) such commitments and/or the issuances of such additional Units shall not be for an amount exceeding $15 million in the aggregate and (b) the issuance of such additional Units or the completion of the transactions contemplated by any definitive agreement evidencing the sale of such Units shall not: (i) require the approval of the shareholders of the Seller; or (ii) cause the sale of the Units to the Purchaser or completion of the transactions contemplated by the UPA to require the approval of the shareholders of the Seller or delay or interfere with the sale of the Units to the Purchaser.

ARTICLE 6
CONDITIONS TO CLOSING

6.1

Mutual Conditions. The obligations of the Seller and the Purchaser to complete the transactions contemplated herein are subject to the fulfilment of the following conditions at or before the Closing or such other time as is specified below:

(a)

there shall be no action taken under any existing applicable laws or any statute, rule, regulation or Order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or Governmental Authority or similar agency, domestic or foreign, that:

		(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the transactions contemplated herein; or

(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(b)

The Transaction Approval, the Competition Act Approval and of all other consents, approvals and authorizations (including, without limitation, the TSX, the Alternext, securities commissions and other regulatory approvals) required or necessary in connection with the transactions contemplated herein shall have been obtained on terms and conditions satisfactory to the Seller and Purchaser, acting reasonably, and all applicable domestic and foreign statutory or regulatory waiting periods to the transactions contemplated under this Agreement shall have expired or been terminated, and no objection or opposition shall have been filed, initiated or made by any regulatory authority during any applicable statutory or regulatory period.

The foregoing conditions are for the mutual benefit of the Seller on the one hand and Purchaser on the other hand and may be waived, in whole or in part, by the Parties, at any time in which event the Parties shall have no further liability except as provided under this Agreement, including pursuant to Section 8.2 hereof. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before January 31, 2009 then, subject to Section 6.4, either Party may rescind and terminate its obligations to sell or purchase Units as contemplated this Agreement by written notice to the other Party in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of such rescinding Party’s breach of this Agreement.

6.2

Conditions to Obligations of Purchaser to Effect the Closing. The obligations of the Purchaser to effect the Closing and the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing, of each of the following conditions, any of which may be waived, in writing, by the Purchaser:

(a)

The representations and warranties of the Seller contained in this Agreement (i) which are qualified by the expression “material,” “material adverse change” or “material adverse effect” shall be true and correct as of the Closing Date as if made on such date, and (ii) all other representations and warranties in this Agreement which are not so qualified shall be true and correct in all material respects on the Closing date as if made on such date, except as would not, in the aggregate, reasonably be expected to have a Material Adverse Effect on the Seller;

	(b)	The Seller shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it prior to Closing;

	(c)	Between the date of this Agreement and the date of Closing, nothing shall have occurred that has had or would be reasonably expected to have a Material Adverse Effect on the Seller;

	(d)	The Seller shall deliver or cause to be delivered to the Purchaser the following:

(i)

A certificate evidencing the aggregate number of Shares, duly authorized, issued, fully paid and non-assessable, to be purchased at the Closing by the Purchaser, registered in the name of the Purchaser (the “Share Certificate”); and

(ii)	A certificate evidencing the Warrants, registered in the name of the Purchaser;

(e)

A legal opinion of Blake, Cassels & Graydon LLP, Canadian counsel to the Seller, and Dorsey & Whitney LLP, US counsel to the Seller, addressing the matters set forth in Exhibit C, as to matters of Canadian law and US law, respectively,

(f)	Duly executed Waivers required by Section 5.14 of this Agreement;

(g)	A certificate of the Secretary of the Seller, in form and substance satisfactory to the Purchaser, certifying as follows:

(i)	that attached to such certificate is a true and complete copy of the Articles of Incorporation of the Seller and each Subsidiary, as amended, including any and all certificates of designation;

(ii)	that a true copy of the Bylaws of the Seller and each Subsidiary, as amended to the Closing Date, is attached to such certificate;

(iii)

that attached thereto are true and complete copies of the resolutions of the board of directors of the Seller authorizing the execution, delivery and performance of this Agreement and the Related Documents, instruments and certificates required to be executed by it in connection herewith and approving the consummation of the transactions in the manner contemplated hereby including, but not limited to, the authorization and issuance of the Shares, Warrants and the Warrant Shares ;

(iv)	the names and true signatures of the officers of the Seller signing this Agreement and all Related Documents;

(v)	such other matters as required by this Agreement; and

(vi)	such other matters as the Purchaser may reasonably request;

(h)	the Seller shall have provided to Purchaser a certificate of two qualified officers dated as of the Effective Date certifying that the Seller has so complied with its covenants herein;

(i)

any consents, waivers, permits, Orders and approvals of any Governmental Authority and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the transaction contemplated by this Agreement, the failure of which to obtain would render completion of the Agreement unlawful or impractical, shall have been obtained or satisfied on terms that would not reasonably be expected to have a material adverse effect on Purchaser or the Seller;

(j)

the Commissioner of Competition appointed under the Competition Act shall not have filed an application or threatened to file an application for an order under Part VIII of the Competition Act, or any such application, order or threat shall have been rescinded; and

(k)	there shall not be pending or, to the knowledge of the Seller, threatened, any suit, action or proceeding by any person, including a Governmental Authority:

(i)

seeking to prohibit or restrict the acquisition by the Purchaser of the Units, seeking to restrain or prohibit the consummation of the transaction contemplated by this Agreement or any of the other elements of the transaction or seeking to obtain from the Seller, Purchaser any material damages directly or indirectly in connection with this Agreement,

(ii)	seeking to prohibit or materially limit the ownership of the Units by the Purchaser,

(iii)

seeking to impose limitations on the ability of Purchaser or any of their respective affiliates to acquire or hold, or exercise full rights of ownership of the Units, including the right to vote on all matters properly presented to the shareholders of the Seller, which, if successful, in the judgement of the Purchaser is reasonably likely to have a material adverse effect on the Purchaser, the Seller or any of the Subsidiaries.

The foregoing conditions precedent are for the exclusive benefit of Purchaser and may be waived, in whole or in part, by Purchaser in writing at any time in which event the Parties shall have no further liability except as provided under this Agreement including pursuant to section 8.2 hereof. If any of the said conditions shall not be complied with or waived by Purchaser on or before January 31, 2009, then subject to Section 6.4, Purchaser may rescind and terminate its obligations to purchase the Units pursuant to this Agreement by written notice to the Seller in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of Purchaser’s breach of this Agreement.

6.3

Conditions to Obligations of the Seller to Effect the Closing. The obligations of the Seller to effect the Closing and the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by the Seller:

	(a)	The Purchaser shall deliver or cause to be delivered to the Seller (i) an executed copy of the Warrant, and (ii) such other documents as the Seller shall reasonably request;

(b)

At or prior to the Closing Date, the Purchaser shall deliver or cause to be delivered to the Seller payment of the Purchase Price, in cash by wire transfer of immediately available funds to an account designated in writing by Seller prior to the Closing;

(c)

The representations and warranties of the Purchaser contained in this Agreement shall be true and correct as of the date of this Agreement and as of the date of Closing, except as would not reasonably be expected to have a Material Adverse Effect on the Seller or any of its Subsidiaries; and

(d)	The Purchaser shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it prior to Closing.

The foregoing conditions precedent are for the exclusive benefit of the Seller and may be waived, in whole or in part, by the Seller in writing at any time on which event the Parties shall have no further liability except as provided under this Agreement including pursuant to Section 8.2 hereof. If any of the said conditions shall not be complied with or waived by the Seller on or before January 31, 2009, then subject to Section 6.4, the Seller may rescind and terminate this Agreement by written notice to Purchaser in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of the Seller’s breach of this Agreement.

6.4

Notice and Cure Provisions. Each Party will give prompt written notice to the other Party of the occurrence, or failure to occur, at any time from the date hereof until the Closing, of any event or state of facts which occurrence or failure would, or would reasonably be likely to:

(a)	cause any of the representations or warranties of any other Party contained herein to be untrue or inaccurate in any material respect on the date hereof or on the Closing, as applicable;

(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by any other Party prior to the Closing; or

(c)	result in the failure to satisfy any of the conditions precedent in its favour contained in Sections 6.1, 6.2 or 6.3, as the case may be.

Subject as herein provided, a Party may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent in its favour contained in Sections 6.1, 6.2 and 6.3, as applicable, or exercise any termination right arising therefrom provided, however, that: (A) the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment of the applicable condition precedent or termination right, as the case may be, and (B) if any such notice is delivered, and a Party is proceeding diligently to cure such matter, if such matter is capable of being cured, the other Party may not terminate this Agreement until the earlier of March 31, 2009 and the expiration of a period of 15 days from such notice. If such notice has been delivered prior to the date of the Meeting, the Seller shall have the right, but not the obligation, to postpone such meeting until the expiry of such period.

ARTICLE 7
INDEMNIFICATION, TERMINATION AND DAMAGES

7.1

Survival of Representations, Warranties and Covenants. The representations and warranties and covenants of the Seller and the Purchaser contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing Date and shall continue in full force and effect. The Seller’s and the Purchaser’s warranties and representations shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the Seller or the Purchaser.

7.2	Indemnification

(a)

The Seller agrees to indemnify and hold harmless the Purchaser, its Affiliates, each of their officers, directors, employees and agents and their respective successors and assigns, from and against any losses, damages, or expenses which are caused by or arise out of (i) any breach or default in the performance by the Seller of any covenant or agreement made by the Seller in this Agreement or in any of the Related Documents, (ii) any breach of warranty or representation made by the Seller in this Agreement or in any of the Related Documents, and (iii) any and all third party actions, suits, proceedings, claims, demands, judgments, costs and expenses (including reasonable legal fees and expenses) incident to any of the foregoing.

(b)

The Purchaser agrees to indemnify and hold harmless the Seller, its Affiliates, each of their officers, directors, employees and agents and their respective successors and assigns, from and against any losses, damages, or expenses which are caused by or arise out of (A) any breach or default in the performance by the Purchaser of any covenant or agreement made by the Purchaser in this Agreement or in any of the Related Documents, (B) any breach of warranty or representation made by the Purchaser in this Agreement or in any of the Related Documents, and (C) any and all third party actions, suits, proceedings, claims, demands, judgments, costs and expenses (including reasonable legal fees and expenses) incident to any of the foregoing.

7.3

Indemnity Procedure. A Party agreeing to be responsible for or to indemnify against any matter pursuant to this Agreement is referred to herein as the “Indemnifying Party” and the other Party claiming indemnity is referred to as the “Indemnified Party.” An Indemnified Party under this Agreement shall, with respect to claims asserted against such Party by any third party, give written notice to the Indemnifying Party of any liability which might give rise to a claim for indemnity under this Agreement within 60 business days of the receipt of any written claim from any such third party, but not later than 20 days prior to the date any answer or responsive pleading is due, and with respect to other matters for which the Indemnified Party may seek indemnification, give prompt written notice to the Indemnifying Party of any liability which might give rise to a claim for indemnity; provided, however, that any failure to give such notice will not waive any rights of the Indemnified Party except to the extent the rights of the Indemnifying Party are materially prejudiced.

The Indemnifying Party shall have the right, at its election, to take over the defense or settlement of such claim by giving written notice to the Indemnified Party at least 15 days prior to the time when an answer or other responsive pleading or notice with respect thereto is required. If the Indemnifying Party makes such election, it may conduct the defense of such claim through counsel of its choosing (subject to the Indemnified Party’s approval of such counsel, which approval shall not be unreasonably withheld), shall be solely responsible for the expenses of such defense and shall be bound by the results of its defense or settlement of the claim. The Indemnifying Party shall not settle any such claim without prior notice to and consultation with the Indemnified Party, and no such settlement involving any equitable relief or which might have an adverse effect on the Indemnified Party may be agreed to without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld). So long as the Indemnifying Party is diligently contesting any such claim in good faith, the Indemnified Party may pay or settle such claim only at its own expense and the Indemnifying Party will not be responsible for the fees of separate legal counsel to the Indemnified Party, unless the named Parties to any proceeding include both Parties or representation of both Parties by the same counsel would be inappropriate due to conflicts of interest or otherwise. If the Indemnifying Party does not make such election, or having made such election does not, in the reasonable opinion of the Indemnified Party proceed diligently to defend such claim, then the Indemnified Party may (after written notice to the Indemnifying Party), at the expense of the Indemnifying Party, elect to take over the defense of and proceed to handle such claim in its discretion and the Indemnifying Party shall be bound by any defense or settlement that the Indemnified Party may make in good faith with respect to such claim. In connection therewith, the Indemnifying Party will fully cooperate with the Indemnified Party should the Indemnified Party elect to take over the defense of any such claim. The Parties agree to cooperate in defending such third party claims and the Indemnified Party shall provide such cooperation and such access to its books, records and properties as the Indemnifying Party shall reasonably request with respect to any matter for which indemnification is sought hereunder; and the Parties hereto agree to cooperate with each other in order to ensure the proper and adequate defense thereof.

With regard to claims of third parties for which indemnification is payable hereunder, such indemnification shall be paid by the Indemnifying Party upon the earlier to occur of: (i) the entry of a judgment against the Indemnified Party and the expiration of any applicable appeal period, or if earlier, five days prior to the date that the judgment creditor has the right to execute the judgment; (ii) the entry of an unappealable judgment or final appellate decision against the Indemnified Party; or (iii) a settlement of the claim. Notwithstanding the foregoing, the reasonable expenses of counsel to the Indemnified Party shall be reimbursed on a current basis by the Indemnifying Party. With regard to other claims for which indemnification is payable hereunder, such indemnification shall be paid promptly by the Indemnifying Party upon demand by the Indemnified Party.

ARTICLE 8
MISCELLANEOUS

8.1

Further Assurances. Each Party agrees to cooperate fully with the other Party and to execute such further instruments, documents and agreements and to give such further written assurances as may be reasonably requested by any other Party to better evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement, and further agrees to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable under applicable law to consummate and make effective the transactions contemplated hereby, to obtain all necessary waivers, consents and approvals, to effect all necessary registrations and filings, and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the Parties hereto the benefits contemplated by this Agreement.

8.2

Fees and Expenses. The Seller shall be responsible for the payment of the Purchaser’s reasonable legal fees and other expenses up to an aggregate amount of US$150,000 relating to the preparation, negotiation and execution of this Agreement and the Related Documents and the consummation of the transactions contemplated herein and therein. For the avoidance of doubt, the Filing Fee shall not be considered part of the foregoing US$150,000.

8.3

Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section prior to 5:00 p.m. (New York City time) on a business day, (b) the next business day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a business day or later than 5:00 p.m. (New York City time) on any business day, or (c) the business day following the date of mailing, if sent by U.S. nationally recognized overnight courier service such as Federal Express. The address for such notices and communications shall be as follows:

If to the Purchaser at the Purchaser’s address set forth under its name on Schedule 1 attached hereto, or with respect to the Seller, addressed to:

NovaGold Resources Inc.
Suite 2300 - 200 Granville Street
Vancouver, British Columbia
Canada V6C 1S4

Attn: Rick Van Nieuwenhuyse
Fax: 604-669-6272

or to such other address or addresses or facsimile number or numbers as either such Party may most recently have designated in writing to the other Party hereto by such notice.

Unless otherwise stated above, such communications shall be effective when they are received by the addressee thereof in conformity with this Section. Either Party may change its address for such communications by giving notice thereof to the other Party in conformity with this Section.

8.4

Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and enforced in accordance with the laws of the State of New York without reference to the conflicts of laws principles thereof.

8.5

Jurisdiction and Venue. This Agreement shall be subject to the exclusive jurisdiction of the Federal District Court, Southern District of New York and if such court does not have proper jurisdiction, the State Courts of New York County, New York. The Parties to this Agreement agree that any breach of any term or condition of this Agreement shall be deemed to be a breach occurring in the State of New York by virtue of a failure to perform an act required to be performed in the State of New York and irrevocably and expressly agree to submit to the jurisdiction of the Federal District Court, Southern District of New York and if such court does not have proper jurisdiction, the State Courts of New York County, New York for the purpose of resolving any disputes among the Parties relating to this Agreement or the transactions contemplated hereby. The Parties irrevocably waive, to the fullest extent permitted by law, any objection which they may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement, or any judgment entered by any court in respect hereof brought in New York County, New York, and further irrevocably waive any claim that any suit, action or proceeding brought in Federal District Court, Southern District of New York and if such court does not have proper jurisdiction, the State Courts of New York County, New York has been brought in an inconvenient forum. Each Party hereto consents to process being served in any such suit, action or proceeding, by mailing a copy thereof to such Party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section 8.5 shall affect or limit any right to serve process in any other manner permitted by law.

8.6	Successors and Assigns. This Agreement is personal to each of the Parties and may not be assigned without the prior written consent of the other Party hereto..

8.7

Severability. If any provision of this Agreement, or the application thereof, shall for any reason or to any extent be invalid or unenforceable, the remainder of this Agreement and application of such provision to other persons or circumstances shall continue in full force and effect and in no way be affected, impaired or invalidated.

8.8

Entire Agreement. This Agreement and the other agreements and instruments referenced herein constitute the entire understanding and agreement of the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings.

8.9

Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law, or in equity on such Party, and the exercise of any one remedy shall not preclude the exercise of any other.

8.10

Amendment and Waivers. This Agreement may not be amended or supplemented by either Party hereto except pursuant to a written amendment executed by the Seller and the Purchaser. The waiver by a Party of any breach hereof or default in the performance hereof shall not be deemed to constitute a waiver of any other default or any succeeding breach or default.

8.11	No Waiver. The failure of a Party to enforce any of the provisions hereof shall not be construed to be a waiver of the right of such Party thereafter to enforce such provisions.

8.12

Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original as against a Party whose signature appears thereon and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of the Parties reflected hereon as signatories. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the Party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

8.13

No Third Party Beneficiary. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person other than the Parties hereto and their respective heirs, personal representatives, legal representatives, successors and permitted assigns, any rights or remedies under or by reason of this Agreement.

8.14	Waiver of Trial by Jury. THE PARTIES HERETO IRREVOCABLY WAIVE TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

[Signature Page Follows]

     IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

SELLER:

NOVAGOLD RESOURCES INC.

By:	“Robert J. MacDonald”
Name: Robert J. MacDonald
Title: Senior VP & CFO

PURCHASER:

ELECTRUM STRATEGIC RESOURCES LLC

By:	“William Natbony”
Name: William Natbony
Title: Manager
1370 Avenue of the Americas, 19th Floor
New York, NY 10019
Fax: (646) 365-1601

APPENDIX A

DEFINITIONS

The following terms when used in the Agreement shall have the respective meanings ascribed to them below:

“Advance Ruling Certificate” means a certificate issued by the Commissioner pursuant to section 102 of the Competition Act with respect to the transactions contemplated by this Agreement.

“Affiliate” shall mean any Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with a Person.

“Agreement” shall have the meaning ascribed thereto in the Preamble.

“Alternext” shall mean the NYSE Alternext.

“Applicable IP” shall have the meaning ascribed thereto in Section 3.30.

“CERCLA” shall have the meaning ascribed thereto in the definition of Environmental Law.

“Closing” shall have the meaning ascribed thereto in Section 2.2.

“Closing Date” shall have the meaning ascribed thereto in Section 2.2.

“Commissioner” means the Commissioner of Competition appointed under the Competition Act and any person duly authorized to exercise the powers and perform the duties of the Commissioner of Competition.

“Competition Act” means the Competition Act (Canada).

“Competition Act Approval” means the occurrence of any one of the following events:

(a)	the issuance of an Advance Ruling Certificate; or

(b)

the notice required under section 114 of the Competition Act with respect to the transactions contemplated by this Agreement shall have been given and the applicable waiting period under section 123 of the Competition Act shall have expired or otherwise been terminated in accordance with the Competition Act; or

(c)

the obligation to give the requisite notice under the Competition Act with respect to the transactions contemplated by this Agreement shall have been waived pursuant to section 113 of the Competition Act, and, in the case of (b) or (c), the Purchaser has been informed in writing by the Commissioner or a person authorized by the Commissioner that such person is of the view, at that time, that, in effect, grounds do not exist to initiate proceedings before the

Competition Tribunal under the merger provisions of the Competition Act with respect to the transactions contemplated by this Agreement, and the form of and any terms and conditions attached to any such approval are acceptable to the Purchaser, acting reasonably, and such advice has not been rescinded or amended.

“Competition Filing” has the meaning set out in Section 5.9(b) .

“Employment Agreements” shall have the meaning ascribed thereto in Section 3.34.

“Environmental Law” means any laws and Orders, including the common law, relating to pollutions or the regulations or protection of the environment, or the health, safety of person or property, including, without limitation, the Clean Air Act, 42 U.S.C. Section 7401 et seq.; the Clean Water Act, 33 U.S.C. Section 1251 et seq. and the Water Quality Act of 1987; the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. Section 136 et seq.; the Marine Protection, Research and Sanctuaries Act, 33 U.S.C. Section 1401 et seq.; the National Environmental Policy Act, 42 U.S.C. Section 4321 et seq.; the Noise Control Act, 42 U.S.C. Section 4901 et seq.; the Occupational Safety and Health Act, 29 U.S.C. Section 651 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., as amended by the Hazardous and Solid Waste Amendments of 1984; the Safe Drinking Water Act, 42 U.S.C. Section 300f et seq.; the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), 42 U.S.C. Section 9601 et seq., as amended by the Superfund Amendments and Reauthorization Act, the Emergency Planning and Community Right-to-Know Act, and Radon Gas and Indoor Air Quality Research Act; the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq.; the Atomic Energy Act, 42 U.S.C. Section 2011 et seq.; the Hazardous Materials Transportation Act, 39 U.S.C. Section 1801 et seq.; and the Nuclear Waste Policy act of 1982, 42 U.S.C. Section 10101 et seq., and any other laws and Orders concerning emissions, discharges, releases, or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes into the environment (including ambient air, soil, surface water, ground water, wetlands, land or subsurface strata), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes and similar legislation, rules, regulations and policies under the authority of any political or legal entity having jurisdiction over the Seller, its Subsidiaries or their respective assets.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended.

“Filing Fee” shall have the meaning set forth in Section 5.9(b)(ii) .

“Financial Statements” shall have the meaning ascribed thereto in Section 3.17.

“GAAP” shall have the meaning ascribed thereto in Section 3.17.

“Governmental Authority” shall mean any supranational, national, federal, state, regional, tribal, provincial, local or municipal administrative, judicial, legislative, executive, regulatory, police or taxing government or governmental or quasi-governmental authority of any nature, including any agency, branch, bureau, department, commission, official or entity, or any court, arbitrator or other tribunal, whether domestic or foreign.

“Governmental Authorization” shall mean licenses, permits, consents, certificates, exemptions, registrations, waivers and other authorizations and approvals of any Governmental Authority.

“Hazardous Material” means (a) any petroleum or petroleum products, asbestos in any form or condition, urea, formaldehyde foam insulation and polychlorinated biphenyls (PCBs), (b) any other chemicals, materials, substances or wastes that are now or hereafter become defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants” or words of similar import under any Environmental Law, and (c) any other chemicals, materials, substances or wastes, exposure to which is prohibited, limited or regulated by any Governmental Authority under any Environmental Law or with respect to which Liability or standards of conduct are imposed under any Environmental Law.

“Indemnified Party” shall have the meaning ascribed thereto in Section 7.2.

“Indemnifying Party” shall have the meaning ascribed thereto in Section 7.3.

“Investments” shall mean, with respect to any Person, all advances, loans or extensions of credit to any other Person, all purchases or commitments to purchase any stock, bonds, notes, debentures or other securities of any other Person, and any other investment in any other Person, including partnerships or joint ventures (whether by capital contribution or otherwise) or other similar arrangement (whether written or oral) with any Person, including but not limited to arrangements in which (i) the Person shares profits and losses, (ii) any such other Person has the right to obligate or bind the Person to any third party, or (iii) the Person may be wholly or partially liable for the debts or obligations of such partnership, joint venture or other arrangement.

“Issuance Notice” shall have the meaning ascribed thereto in Section 5.12.

“knowledge”, when used in reference to a corporation, shall mean the knowledge of the directors and executive officers of such corporation (including, if applicable, any person designated as a chief scientific, medical or technical officer) assuming such persons shall have made inquiry that is customary and appropriate under the circumstances to which reference is made, and when used in reference to an individual means the actual knowledge of such individual.

“Liability” means any debts, liabilities and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“Lien” shall mean, with respect to any asset, any mortgage, lien, pledge, charge, security interest, claim or other encumbrance of any kind in respect of such asset.

“Material Adverse Effect” shall mean, with respect to any person or entity, a material adverse effect on its and its Subsidiaries’ condition (financial or otherwise), business, properties, assets, liabilities (including contingent liabilities), results of operations or current prospects, taken as a whole.

“Material Contracts” shall have the meaning ascribed thereto in Section 3.29.

“Misrepresentation” shall have the meaning ascribed thereto in Section 3.9.

“Natural Resource Damages” shall have the same meaning as that set forth in CERCLA.

“Order” means any order, writ, judgment, injunction, decree, ruling, assessment, stipulation, determination or award entered by or with any court, regulatory authority, or other Governmental Authority or arbitrator (in each case whether preliminary or final).

“Participation Amount” shall have the meaning ascribed thereto in Section 5.12(ii) .

“Party” or “Parties” shall mean the Purchaser and/or the Seller, as applicable.

“Person” means any individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision of any thereof) or any entity of any kind.

“Public Disclosure Documents” shall have the meaning ascribed thereto in Section 3.9.

“Purchase Price” shall have the meaning ascribed thereto in Section 2.1.

“Purchaser” shall have the meaning ascribed thereto in the Preamble.

“Related Documents” shall have the meaning ascribed thereto in Section 3.14.

“Release” or “Released” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, disbursal, leaching or migration into the indoor or outdoor environment, including the movement of Hazardous Materials through ambient air, soil, surface water, groundwater, wetlands, land or subsurface strata.

“Remediate” or “Remediation” means any containment, clean up, Response, treatment, removal, mitigation, abatement, elimination, or control of any Hazardous Material.

“Response” or “Respond” means action required under Environmental Laws or by a Governmental Authority to Remediate, prevent, monitor, or investigate the Release of a Hazardous Material.

“Securities” shall have the meaning ascribed thereto in Section 1.3.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended.

“Securities Laws” shall have the meaning ascribed thereto in Section 3.9.

“Seller” shall have the meaning ascribed thereto in the Preamble.

“Shares” shall have the meaning ascribed thereto in the Preamble.

“Subsequent Offering Amount” shall have the meaning ascribed thereto in Section 5.12(ii) .

“Subsidiary” or “Subsidiaries” shall mean, with respect to any entity, any corporation or other organization of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by such entity or of which such entity is a partner or is, directly or indirectly, the beneficial owner of more than 50% of any class of equity securities or equivalent profit participation interests but excluding, in the case of the Seller, all inactive and/or immaterial subsidiaries.

“Transaction Approval” shall have the meaning ascribed thereto in Section 5.7(a) .

“Transaction Disclosure Documents” shall have the meaning set forth in Section 3.42.

“TSX” shall mean the Toronto Stock Exchange.

“Units” shall have the meaning ascribed thereto in the Preamble.

“Waivers” shall have the meaning ascribed thereto in Section 5.11.

“Warrant Expiry Date” shall have the meaning ascribed thereto in the Preamble.

“Warrant Share” shall have the meaning ascribed thereto in the Preamble.

“Warrants” shall have the meaning ascribed thereto in the Preamble.

EXHIBIT A – FORM OF COMMON SHARE PURCHASE WARRANT

See attached.

THIS WARRANT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS, AND THIS WARRANT MAY NOT BE EXERCISED UNLESS REGISTRATION IS NOT REQUIRED, AND THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL TO SUCH EFFECT IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY.

THIS WARRANT AND THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED, SOLD, ASSIGNED OR TRANSFERRED, IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SAID ACT OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY THAT REGISTRATION UNDER SAID ACT IS NOT REQUIRED.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THESE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY •, 2009.

COMMON STOCK PURCHASE WARRANT

To Purchase 46,153,847 Common Shares of NovaGold Resources Inc.

     THIS IS TO CERTIFY THAT Electrum Strategic Resources LLC (“Electrum”), or registered assigns, is entitled, during the Exercise Period (as hereinafter defined), to purchase from NovaGold Resources Inc., a corporation organized and existing under the laws of the province of Nova Scotia, Canada (the “Company”), the Warrant Shares (as hereinafter defined and subject to adjustment as provided herein), in whole or in part, at a purchase price of US$1.50 per share, all on and subject to the terms and conditions hereinafter set forth.

     1. Definitions. As used in this Warrant, the following terms have the respective meanings set forth below:

     “Affiliate” means any Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with a Person.

     “Business Day” means any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of New York generally are authorized or required by law or other government actions to close.

     “Change of Control” means the (i) acquisition by an individual or legal entity or group (as set forth in Section 13(d) of the United States Securities Exchange Act of 1934, as amended) of more than one-half of the voting rights or equity interests in the Company; or (ii) sale, conveyance, or other disposition of all or substantially all of the assets, property or business of the Company or the merger into or consolidation with any other corporation (other than a wholly owned subsidiary corporation) or effectuation of any transaction or series of related transactions where holders of the Company’s voting securities prior to such transaction or series of transactions fail to continue to hold at least 50% of the voting power of the Company.

     “Closing Date” shall have the meaning set forth in the Purchase Agreement.

     “Common Shares” means (except where the context otherwise indicates) the Common Shares of the Company as constituted on the Closing Date, and any capital stock into which such Common Shares may thereafter be changed or converted, and shall also include (i) capital stock of the Company of any other class (regardless of how denominated) issued to the holders of Common Shares upon any reclassification thereof which is also not preferred as to dividends or assets on liquidation over any other class of stock of the Company and which is not subject to redemption and (ii) common shares of any successor or acquiring corporation received by or distributed to the holders of Common Shares of the Company in the circumstances contemplated by Section 4.5.

     “Current Market Price” means, in respect of any Common Share on any date herein specified the average of the daily market prices for the 20 consecutive Trading Days immediately before such date. The daily market price for each such Trading Day shall be (i) the closing bid price on such day on the principal stock exchange (in terms of daily average volume of such 20 Trading Day period) on which such Common Shares are then listed or admitted to trading, or quoted, as applicable, (ii) if no sale takes place on such day on any such exchange, the last reported closing bid price on such day as officially quoted on any such exchange, (iii) if the Common Shares are not then listed or admitted to trading on any stock exchange, the last reported closing bid price on such day in the over-the-counter market, as furnished by the National Association of Securities Dealers Automatic Quotation System or the National Quotation Bureau, Inc., (iv) if neither such corporation at the time is engaged in the business of reporting such prices, as furnished by any similar firm then engaged in such business, or (v) if there is no such firm, as furnished by any member of FINRA selected mutually by the Holder and the Company or, if they cannot agree upon such selection, as selected by two such members of FINRA, one of which shall be selected by the Holder and one of which shall be selected by the Company.

     “Current Warrant Price” means, in respect of a Common Share at any date herein specified, the price at which a Common Share may be purchased pursuant to this Warrant on such date. Until the Current Warrant Price is adjusted pursuant to the terms herein, the initial Current Warrant Price shall be US$1.50 per Common Share.

     “Exercise Period” means the period during which this Warrant is exercisable pursuant to Section 2.1.

     “Expiration Date” means the date which is four years from the Closing Date.

     “FINRA” means the Financial Industry Regulatory Authority, or any successor thereto.

     “GAAP” means generally accepted accounting principles in Canada as from time to time in effect.

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     “Holder” means, with respect to any Warrant representing Warrant Shares, the holder of such Warrant. For purposes of this Warrant, “Holder” shall mean Electrum.

     “Other Property” has the meaning set forth in Section 4.5.

     “Person” means any individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision of any thereof) or any entity of any kind.

      “Purchase Agreement” means that certain Common Share and Warrant Purchase Agreement dated as of December ___, 2008 between the Company and Electrum.

     “Securities Laws” means the securities laws (including, without limitation, “blue sky” laws) of the United States, Canada, any other nation, and states, provinces or localities of any of the foregoing, or any rules or regulations promulgated thereunder.

     “Trading Day” means any day on which the primary market (by volume) on which Common Shares are listed is open for trading.

     “Transfer” means any disposition of any Warrant or Warrant Shares or of any interest in either thereof.

     “US Securities Act” means the United States Securities Act of 1933, as amended.

     “Warrants” means this Warrant and all warrants issued upon Transfer, division or combination of, or in substitution for, any thereof. All Warrants shall at all times be identical as to terms and conditions and date, except as to the number of Common Shares for which they may be exercised.

     “Warrant Price” means an amount equal to (i) the number of Common Shares being purchased upon exercise of this Warrant pursuant to Section 2.1, multiplied by (ii) the Current Warrant Price.

     “Warrant Shares” means the 46,153,847 Common Shares to be purchased upon the exercise hereof, subject to adjustment as provided herein.

     2. Exercise of Warrant.

     2.1. Manner of Exercise. From and after the issuance hereof and until 5:00 P.M., New York time, on the Expiration Date (the “Exercise Period”), the Holder may exercise this Warrant, on any Business Day, for all or any part of the number of Warrant Shares purchasable hereunder.

     In order to exercise this Warrant, in whole or in part, the Holder shall deliver to the Company at its principal office or at the office or agency designated by the Company pursuant to Section 12, (i) a written notice of Holder’s election to exercise this Warrant, which notice shall specify the number of Warrant Shares to be purchased, (ii) payment of the Warrant Price as provided herein, (iii) this Warrant, and (iv) an opinion of counsel in form and substance reasonably satisfactory to the Company that registration of the Warrant Shares under the US

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Securities Act or any state securities laws is not required. Such notice shall be substantially in the form of the subscription form appearing at the end of this Warrant as Exhibit A, duly executed by the Holder or its agent or attorney. Upon receipt thereof, the Company shall, as promptly as practicable, and in any event within three Business Days thereafter, execute or cause to be executed and deliver or cause to be delivered to the Holder a certificate or certificates representing the aggregate number of full Warrant Shares issuable upon such exercise, together with cash in lieu of any fraction of a share, as hereinafter provided. The stock certificate or certificates so delivered shall be, to the extent possible, in such denomination or denominations as the Holder shall request in the notice, shall be registered in the name of the Holder or such other name as shall be designated in the notice and shall bear a legend in the form provided for in Section 4.8 of the Purchase Agreement provided that, in the case of any exercise of this Warrant after May •, 2009, the Canadian portion of such legend will not be required. This Warrant shall be deemed to have been exercised and such certificate or certificates shall be deemed to have been issued, and the Holder or any other Person so designated to be named therein shall be deemed to have become a Holder of record of such shares for all purposes, as of the date when the notice, together with the payment of the Warrant Price and this Warrant, is received by the Company as described above. If this Warrant shall have been exercised in part, the Company shall, at the time of delivery of the certificate or certificates representing Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Common Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant, or at the request of the Holder, appropriate notation may be made on this Warrant and the same returned to the Holder.

     Payment of the Warrant Price may be made at the option of the Holder by: (i) certified or official bank check payable to the order of the Company or (ii) wire transfer to the account of the Company. All Common Shares issuable upon the exercise of this Warrant pursuant to the terms hereof shall be validly issued and, upon payment of the Warrant Price, shall be fully paid and nonassessable and not subject to any pre-emptive rights.

     The exercise of the Warrants will be subject to compliance with applicable laws including, to the extent applicable, the Competition Act (Canada), the Investment Canada Act, and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     2.2. Fractional Shares. The Company shall not be required to issue a fractional Common Share upon exercise of any Warrant. As to any fraction of a share which the Holder of one or more Warrants, the rights under which are exercised in the same transaction, would otherwise be entitled to purchase upon such exercise, the Company shall pay an amount in cash equal to the Current Market Price per Common Share on the date of exercise multiplied by such fraction.

     2.3. Continued Validity. A holder of Warrant Shares, in whole or in part, shall continue to be entitled with respect to such shares to all rights to which it would have been entitled as the Holder under Sections 9 and 12 of this Warrant.

     2.4. Restrictions on Exercise Amount. In the event the Company is prohibited from issuing Warrant Shares as a result of any restrictions or prohibitions under applicable law or the rules or regulations of any stock exchange, interdealer quotation system or other self-regulatory

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organization, the Company shall as soon as possible seek the approval of its shareholders and take such other action to authorize the issuance of the full number of Common Shares issuable upon exercise of this Warrant.

     3. Transfer, Division and Combination.

     3.1. Transfer. The Warrants and the Warrant Shares shall be freely transferable, subject to compliance with all applicable Securities Laws and compliance with the legends set forth in this Warrant and on the certificates representing the Warrant Shares. Transfer of this Warrant and all rights hereunder, in whole or in part, in accordance with the foregoing provisions, shall be registered on the books of the Company to be maintained for such purpose, upon surrender of this Warrant at the principal office of the Company referred to in Section 2.1 or the office or agency designated by the Company pursuant to Section 12, together with a written assignment of this Warrant substantially in the form of Exhibit B hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such Transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denomination specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. Following a Transfer that complies with the requirements of this Section 3.1, the Warrant may be exercised by a new Holder for the purchase of Common Shares regardless of whether the Company issued or registered a new Warrant on the books of the Company.

     3.2. Division and Combination; Expenses; Books. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office or agency of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 3.1 as to any Transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. The Company shall prepare, issue and deliver at its own expense the new Warrant or Warrants under this Section 3.

     4. Adjustments. The number of Common Shares for which this Warrant is exercisable, and the price at which such shares may be purchased upon exercise of this Warrant, shall be subject to adjustment from time to time as set forth in this Section 4. The Company shall give the Holder notice of any event described below which requires an adjustment pursuant to this Section 4 in accordance with Sections 5.1 and 5.2.

     4.1. Stock Dividends, Subdivisions and Combinations. If at any time while this Warrant is outstanding the Company shall:

          (i) declare a dividend or make a distribution of Common Shares on its outstanding Common Shares,

          (ii) subdivide its outstanding Common Shares into a larger number of Common Shares, or

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          (iii) combine its outstanding Common Shares into a smaller number of Common Shares, then:

     (1) the number of Common Shares acquirable upon exercise of this Warrant immediately after the occurrence of any such event shall be adjusted to equal the number of Common Shares which a record holder of the same number of Common Shares that would have been acquirable under this Warrant immediately prior to the record date for such dividend or distribution or the effective date of such subdivision or combination would own or be entitled to receive after such record date or the effective date of such subdivision or combination, as applicable, and

     (2) the Warrant Price shall be adjusted to equal:

     (A) the Current Warrant Price in effect at the time of the record date for such dividend or distribution or of the effective date of such subdivision or combination, multiplied by the number of Common Shares into which this Warrant is exercisable immediately prior to the adjustment, divided by

     (B) the number of Common Shares into which this Warrant is exercisable immediately after such adjustment.

     Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution, and any adjustment pursuant to clauses (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination.

     4.2. Certain Other Distributions. If at any time while this Warrant is outstanding the Company shall cause the holders of Common Shares to be entitled to receive any dividend or other distribution of:

          (i) cash,

          (ii) any evidences of its indebtedness, any shares of stock of any class or any other securities or property or assets of any nature whatsoever (other than cash or additional Common Shares as provided in Section 4.1 hereof), or

          (iii) any warrants or other rights to subscribe for or purchase any evidences of its indebtedness, any shares of stock of any class or any other securities or property or assets of any nature whatsoever, then:

     (1) the number of Common Shares acquirable upon exercise of this Warrant shall be adjusted to equal the product of the number of Common Shares acquirable upon exercise of this Warrant immediately prior to the record date for such dividend or distribution, multiplied by a fraction (x) the numerator of which shall be the Current Warrant Price per Common Share at the date of taking such record and (y) the denominator of which shall be such Current Warrant Price minus the amount allocable to one Common Share of any such cash so distributable and of the fair value (as determined in good faith by the board of directors of the Company) of any and all such evidences of

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indebtedness, shares of stock, other securities or property or warrants or other subscription or purchase rights so distributable; and

     (2) the Current Warrant Price in effect immediately prior to the record date fixed for determination of shareholders entitled to receive such distribution shall be adjusted to equal (x) the Current Warrant Price multiplied by the number of Common Shares acquirable upon exercise of this Warrant immediately prior to the adjustment, divided by (y) the number of Common Shares acquirable upon exercise of this Warrant immediately after such adjustment. A reclassification of Common Shares (other than a change in par value, or from par value to no par value or from no par value to par value) into Common Shares and shares of any other class of stock shall be deemed a distribution by the Company to the holders of its Common Shares of such shares of such other class of stock within the meaning of this Section 4.2 and, if the outstanding Common Shares shall be changed into a larger or smaller number of Common Shares as a part of such reclassification, such change shall be deemed a subdivision or combination, as the case may be, of the outstanding Common Shares within the meaning of Section 4.1.

     4.3. Other Provisions Applicable to Adjustments. The following provisions shall be applicable to the making of adjustments of the number of Common Shares into which this Warrant is exercisable and the Current Warrant Price provided for in Section 4:

          (a) When Adjustments to Be Made. The adjustments required by Section 4 shall be made whenever and as often as any specified event requiring an adjustment shall occur, except that any that would otherwise be required may be postponed (except in the case of a subdivision or combination of shares of the Common Shares, as provided for in Section 4.1) up to, but not beyond the date of exercise if such adjustment either by itself or with other adjustments not previously made adds or subtracts less than 1% of the Common Shares into which this Warrant is exercisable immediately prior to the making of such adjustment. Any adjustment representing a change of less than such minimum amount (except as aforesaid) which is postponed shall be carried forward and made as soon as such adjustment, together with other adjustments required by this Section 4 and not previously made, would result in a minimum adjustment or on the date of exercise. For the purpose of any adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

          (b) Fractional Interests. In computing adjustments under this Section 4, fractional interests in Common Shares shall be taken into account to the nearest 1/100th of a share.

          (c) When Adjustment Not Required. If the Company undertakes a transaction contemplated under this Section 4 and as a result takes a record of the holders of its Common Shares for the purpose of entitling them to receive a dividend or distribution or subscription or purchase rights or other benefits contemplated under this Section 4 and shall, thereafter and before the distribution to shareholders thereof, legally abandon its plan to pay or deliver such dividend, distribution, subscription or purchase rights or other benefits contemplated under this Section 4, then thereafter no adjustment shall be required by reason of the taking of such record and any such adjustment previously made in respect thereof shall be rescinded and annulled.

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          (d) Escrow of Common Shares. If after any property becomes distributable pursuant to Section 4 by reason of the taking of any record of the holders of Common Shares, but prior to the occurrence of the event for which such record is taken, the Holder exercises the Warrant during such time, then such Holder shall continue to be entitled to receive any Common Shares issuable upon exercise hereunder by reason of such adjustment and such shares or other property shall be held in escrow for the Holder by the Company to be issued to the Holder upon and to the extent that the event actually takes place. Notwithstanding any other provision to the contrary herein, if the event for which such record was taken fails to occur or is rescinded, then such escrowed shares shall be canceled by the Company and escrowed property returned to the Company.

     4.4. Reorganization, Reclassification, Merger, Consolidation or Disposition of Assets.

          (a) If there shall occur a Change of Control and, pursuant to the terms of such Change of Control, common shares of the successor or acquiring corporation, or any cash, shares of stock or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring corporation (“Other Property”), are to be received by or distributed to the holders of Common Shares of the Company, then the Holder of this Warrant shall have the right thereafter to receive, upon the exercise of the Warrant, the number of Common Shares of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and the Other Property receivable upon or as a result of such Change of Control by a holder of the number of Common Shares into which this Warrant is exercisable immediately prior to such event.

          (B) In case of any such Change of Control described in Section 4.4(a) above where Other Property is received or distributed to holders of Common Shares of the Company, the successor or acquiring corporation (if other than the Company) shall expressly assume the due and punctual observance and performance of each and every covenant and condition of contained in this Warrant to be performed and observed by the Company and all the obligations and liabilities hereunder, subject to such modifications as may be deemed appropriate (as determined by resolution of the board of directors of the Company) in order to provide for adjustments of the Common Shares into which this Warrant is exercisable which shall be as nearly equivalent as practicable to the adjustments provided for in Section 4. For purposes of Section 4, common stock of the successor or acquiring corporation shall include stock of such corporation of any class which is not preferred as to dividends or assets on liquidation over any other class of stock of such corporation and which is not subject to redemption and shall also include any evidences of indebtedness, shares of stock or other securities which are convertible into or exchangeable for any such stock, either immediately or upon the arrival of a specified date or the happening of a specified event and any warrants or other rights to subscribe for or purchase any such stock. The foregoing provisions of this Section 4 shall similarly apply to successive Change of Control transactions.

     4.5 Other Action Affecting Common Shares. In case at any time or from time to time the Company shall take any action in respect of its Common Shares, other than the payment of dividends permitted by Section 4 or any other action described in Section 4, then, unless such action will not have a materially adverse effect upon the rights of the Holder, the number of Common Shares or other stock into which this Warrant is exercisable and/or the purchase price

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thereof shall be adjusted in such manner as may be equitable in the circumstances.

     4.6. Certain Limitations. Notwithstanding anything herein to the contrary, the Company agrees not to enter into any transaction which, by reason of any adjustment hereunder, would cause the Current Warrant Price to be less than the par value per Common Share.

     4.7. Common Share Transfer Taxes. The issue of stock certificates upon exercise of this Warrant shall be made without charge to the Holder for any tax in respect of such issue. The Company shall not, however, be required to pay any tax which may be payable in respect of any Transfer involved in the issue and delivery of shares in any name other than that of the Holder, and the Company shall not be required to issue or deliver any such stock certificate unless and until the Person or Persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

     5. Notices to Warrant Holders.

     5.1. Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Current Warrant Price, the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to the Holder of this Warrant a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of the Holder of this Warrant, furnish or cause to be furnished to such Holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Current Warrant Price at the time in effect and (iii) the number of Common Shares and the amount, if any, or other property which at the time would be received upon the exercise of Warrants owned by such Holder.

     5.2. Notice of Corporate Action. If at any time:

          (a) the Company shall take a record of the holders of its Common Shares for the purpose of entitling them to receive a dividend (other than a cash dividend payable out of earnings or earned surplus legally available for the payment of dividends under the laws of the jurisdiction of incorporation of the Company) or other distribution, or any right to subscribe for or purchase any evidences of its indebtedness, any shares of stock of any class or any other securities or property, or to receive any other right, or

          (b) there shall be any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any consolidation or merger of the Company with, or any sale, transfer or other disposition of all or substantially all the property, assets or business of the Company to, another corporation, or

          (c) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company;

then, in any one or more of such cases, the Company shall give to the Holder (i) at least 20 days’ prior written notice of the date on which a record date shall be selected for such dividend, distribution or right or for determining rights to vote in respect of any such reorganization,

9

reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, and (ii) in the case of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, at least 20 days’ prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause also shall specify (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, the date on which the holders of Common Shares shall be entitled to any such dividend, distribution or right, and the amount and character thereof, and (ii) the date on which any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up is to take place and the time, if any such time is to be fixed, as of which the holders of Common Shares shall be entitled to exchange their Common Shares for securities or other property deliverable upon such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up. Each such written notice shall be sufficiently given if addressed to the Holder at the last address of the Holder appearing on the books of the Company and delivered in accordance with Section 15.2.

     5.3. No Rights as Shareholder. This Warrant does not entitle the Holder to any voting or other rights as a shareholder of the Company prior to exercise and payment for the Warrant Price in accordance with the terms hereof.

     6. No Impairment. The Company shall not by any action, including, without limitation, amending its constating documents or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of the Holder against impairment. Without limiting the generality of the foregoing, the Company will (a) not increase the par value of any Common Shares receivable upon the exercise of this Warrant above the amount payable therefor upon such exercise immediately prior to such increase in par value, (b) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Common Shares upon the exercise of this Warrant, and (c) use its best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant. Upon the request of the Holder, the Company will at any time during the period this Warrant is outstanding acknowledge in writing, in form satisfactory to the Holder, the continuing validity of this Warrant and the obligations of the Company hereunder.

     7. Reservation and Authorization of Common Shares; Registration With Approval of Any Governmental Authority. From and after the Closing Date, the Company shall at all times reserve and keep available for issue upon the exercise of Warrants such number of its authorized but unissued Common Shares as will be sufficient to permit the exercise in full of all outstanding Warrants. All Common Shares which shall be so issuable, when issued upon exercise of any Warrant and payment therefor in accordance with the terms of such Warrant, shall be duly and validly issued and fully paid and nonassessable, and not subject to pre-emptive rights. Before taking any action which would cause an adjustment reducing the Current Warrant Price below the then par value, if any, of the Common Shares issuable upon exercise of the Warrants, the

10

Company shall take any corporate action which may be necessary in order that the Company may validly and legally issue fully paid and non-assessable shares of such Common Shares at such adjusted Current Warrant Price. Before taking any action which would result in an adjustment in the number of Common Shares for which this Warrant is exercisable or in the Current Warrant Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof. If any Common Shares required to be reserved for issuance upon exercise of Warrants require registration or qualification with any governmental authority under any federal or state law before such shares may be so issued (other than as a result of a prior or contemplated distribution by the Holder of this Warrant), the Company will in good faith and as expeditiously as possible and at its expense endeavor to cause such shares to be duly registered.

     8. Taking of Record; Common Share and Warrant Transfer Books. In the case of all dividends or other distributions by the Company to the holders of its Common Shares with respect to which any provision of Section 4 refers to the taking of a record of such holders, the Company will in each such case take such a record and will take such record as of the close of business on a Business Day. The Company will not at any time, except upon dissolution, liquidation or winding up of the Company, close its stock transfer books or Warrant transfer books so as to result in preventing or delaying the exercise or Transfer of any Warrant.

     9. Supplying Information. Upon any default by the Company of its obligations hereunder or under the Registration Rights Agreement, the Company shall cooperate with the Holder in supplying such information as may be reasonably necessary for such Holder to complete and file any information reporting forms presently or hereafter required by applicable Securities Laws as a condition to the availability of an exemption from such Securities Laws for the sale of any Warrant or Common Shares issued upon exercise of a Warrant.

     10. Loss or Mutilation. Upon receipt by the Company from the Holder of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of this Warrant and indemnity or security reasonably satisfactory to it and reimbursement to the Company of all reasonable expenses incidental thereto and in case of mutilation upon surrender and cancellation hereof, the Company will execute and deliver in lieu hereof a new Warrant of like tenor to the Holder; provided, however, that in the case of mutilation, no indemnity shall be required if this Warrant in identifiable form is surrendered to the Company for cancellation.

     11. Office of the Company. As long as any of the Warrants remain outstanding, the Company shall maintain an office or agency (which may be the principal executive offices of the Company) where the Warrants may be presented for exercise, registration of Transfer, division or combination as provided in this Warrant.

     12. Financial and Business Information.

     12.1. Quarterly Information. The Company will deliver to the Holder, as soon as available and in any event within 45 days after the end of each of the first three quarters of each fiscal year of the Company, one copy of an unaudited consolidated balance sheet of the Company and its subsidiaries as at the end of such quarter, and the related unaudited consolidated statements of operations and deficit, income, cash flows and changes in

11

shareholders’ equity of the Company and its subsidiaries for such quarter and, in the case of the second and third quarters, for the portion of the fiscal year ending with such quarter, setting forth in each case in comparative form the figures for the corresponding periods in the previous fiscal year. Such financial statements shall be prepared by the Company in accordance with GAAP and accompanied by such certificates of the Chief Executive Officer and Chief Financial Officer as are required to be filed under applicable Securities Laws, however, that the Company shall have no obligation to deliver such quarterly information under this Section 12.1 to the extent it is publicly available.

     12.2. Annual Information. The Company will deliver to the Holder as soon as available and in any event within 90 days after the end of each fiscal year of the Company, one copy of an audited consolidated balance sheet of the Company and its subsidiaries as at the end of such year, and audited consolidated statements of operations and deficit, income, cash flows and changes in shareholders’ equity of the Company and its subsidiaries for such year; setting forth in each case in comparative form the figures for the corresponding periods in the previous fiscal year; all prepared in accordance with GAAP, and which audited financial statements shall be accompanied by an opinion thereon of the independent certified public accountants regularly retained by the Company, or any other firm of independent certified public accountants of recognized national standing selected by the Company; provided, however, that the Company shall have no obligation to deliver such annual information under this Section 12.2 to the extent it is publicly available.

     12.3. Filings. The Company will use its commercially reasonable efforts to file on or before the required date all regular or periodic reports (pursuant to applicable Securities Laws) with the applicable securities commissions.

     13. Limitation of Liability. No provision hereof, in the absence of affirmative action by the Holder to purchase Common Shares, and no enumeration herein of the rights or privileges of the Holder hereof, shall give rise to any liability of the Holder for the purchase price of any Common Shares, whether such liability is asserted by the Company or by creditors of the Company.

     14. Miscellaneous.

     14.1 Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of the Holder shall operate as a waiver of such right or otherwise prejudice Holder’s rights, powers or remedies. If the Company fails to make, when due, any payments provided for hereunder, or fails to comply with any other provision of this Warrant, the Company shall pay to the Holder such amounts as shall be sufficient to cover any third party costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

     14.2 Notice Generally. All notices, requests, demands or other communications provided for herein shall be in writing and shall be given in the manner and to the addresses set forth in the Purchase Agreement.

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     14.3 Successors and Assigns. Subject to compliance with the provisions of Section 3.1, this Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors of the Company and the successors and assigns of the Holder. The provisions of this Warrant are intended to be for the benefit of all Holders from time to time of this Warrant, and shall be enforceable by any such Holder.

     14.4 Amendment. This Warrant may be modified or amended or the provisions of this Warrant waived only with the written consent of both the Company and the Holder.

     14.5 Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be modified to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Warrant.

     14.6 Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

     14.7 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and enforced in accordance with the laws of the State of New York without reference to the conflicts of laws principles thereof.

     14.8 Jurisdiction and Venue. The Company hereby irrevocably submits to the exclusive jurisdiction of the Federal District Court, Southern District of New York and if such court does not have proper jurisdiction, the State Courts of New York County, New York, in connection with any action or proceeding arising out of or relating to this Warrant. The Company hereby agrees that any breach of any term or condition of this Warrant by the Company shall be deemed to be a breach occurring in the State of New York by virtue of a failure to perform an act required to be performed in the State of New York and irrevocably and expressly agrees to submit to the jurisdiction of the Federal District Court, Southern District of New York and if such court does not have proper jurisdiction, the State Courts of New York County, New York for the purpose of resolving any disputes relating to this Warrant or the transactions contemplated hereby. The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Warrant, or any judgment entered by any court in respect hereof brought in New York County, New York, and further irrevocably waives any claim that any suit, action or proceeding brought in Federal District Court, Southern District of New York and if such court does not have proper jurisdiction, the State Courts of New York County, New York has been brought in an inconvenient forum. The Company hereto consents to process being served in any such suit, action or proceeding by the Holder, by mailing a copy thereof to the Company at the address in effect for notices to it under the Purchase Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section 14.8 shall affect or limit any right to serve process in any other manner permitted by law.

[Signature Page Follows]

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     IN WITNESS WHEREOF, NovaGold Resources Inc. has caused this Warrant to be executed by its duly authorized officer and attested by its Secretary.

Dated: January <*>, 2009

NOVAGOLD RESOURCES INC.

By:______________________________
Name:
Title:

Attest:

By:______________________________
Name:
Title: Secretary

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EXHIBIT A

SUBSCRIPTION FORM
[To be executed only upon exercise of Warrant]

To: NovaGold Resources Inc.

The undersigned registered owner of this Warrant exercises this Warrant for the purchase of ________________ Common Shares of NovaGold Resources Inc. (“Common Shares”), and herewith makes payment therefor, all at the price and on the terms and conditions specified in this Warrant and requests that certificates for the Common Shares hereby purchased (and any securities or other property issuable upon such exercise) be issued in the name of and delivered to ____________________________________________________ and whose address is ___________________________________________________________, and, if such Common Shares shall not include all of the Common Shares issuable as provided in this Warrant, that a new Warrant of like tenor and date for the balance of the Common Shares issuable hereunder be delivered to the undersigned.

(Name of Registered Owner)

(Signature of Registered Owner)

(Street Address)

(State) (Zip Code)

NOTICE: The signature on this subscription must correspond with the name as written upon the face of the Warrant in every particular, without alteration or enlargement or any change whatsoever.

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EXHIBIT B

ASSIGNMENT FORM

FOR VALUE RECEIVED the undersigned registered owner of this Warrant for the purchase of Common Shares of NovaGold Resources Inc. hereby sells, assigns and transfers unto the Assignee named below all of the rights of the undersigned under this Warrant, with respect to the number of Common Shares set forth below:

(Name and Address of Assignee)

(Number of Common Shares)

and does hereby irrevocably constitute and appoint ____________ attorney-in-fact to register such transfer on the books of the Company, maintained for the purpose, with full power of substitution in the premises.

Dated:

(Print Name and Title)

(Signature)

(Witness)

NOTICE: The signature on this assignment must correspond with the name as written upon the face of the Warrant in every particular, without alteration or enlargement or any change whatsoever.

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EXHIBIT B – FORM OF WAIVER

See attached.

WAIVER

TO:	NOVAGOLD RESOURCES INC. (the “Corporation”)

AND TO:	ELECTRUM STRATEGIC RESOURCES LLC (“Electrum”)

     WHEREAS the undersigned is a party to an employment agreement with the Corporation (the “Employment Agreement”);

     AND WHEREAS the Employment Agreement states that the undersigned is entitled to terminate their employment upon a “change of control” of the Corporation (as such term is defined and/or used in the Employment Agreement) and receive certain payments upon such termination;

     AND WHEREAS the Corporation and Electrum have entered into a unit purchase agreement (the “UPA”) which contemplates certain transactions, including the issuance of the Shares (as such term is defined in the UPA) and the Warrant Shares (as such term is defined in the UPA), which could result in a “change of control” of the Corporation; and

     AND WHEREAS, as a condition to completion of the transactions contemplated by the UPA, the Corporation is required to deliver a waiver from the undersigned of any and all claims that the undersigned has or may ever have as a result of the completion of the transactions contemplated by the UPA, the issuance of the Shares and the Warrant Shares.

     NOW THEREFORE THIS WAIVER WITNESSES that, in consideration for the undersigned’s continued employment with the Corporation, the undersigned hereby waives any and all claims that the undersigned has or may ever have as a result of the completion of the transactions contemplated by the UPA, the issuance of the Shares and the Warrant Shares.

     DATED the ___ day of ___________, 200___.

)
)
)
)
Witness	)	<*>
)

EXHIBIT C – SELLER’S COUNSEL LEGAL OPINION

THE LEGAL OPINION OF SELLER’S COUNSEL TO ADDRESS AMONG OTHER MATTERS;

1.	corporate existence, organization and status of the seller and each material subsidiary

2.	the authorized and issued capital of the seller; each subsidiary

3.	listing and posting for trading on tsx and amex of existing issued securities of seller as well as the shares and the warrant shares based solely on letters from such exchanges

4.	corporate authorizations and approval

5.	governmental approvals

6.	no consents or approvals needed

7.	exemption from registration and prospectus requirements under Canada and US securities laws

8.	knowledge as to no material litigation

9.	form of share certificate and warrant certificate

10.	enforceability of transaction docs – unit purchase agreement; warrant indenture; Canadian reg rights agreement; US reg rights agreement

EXHIBIT D – US REGISTRATION RIGHTS AGREEMENT

See attached.

EXECUTION COPY

REGISTRATION RIGHTS AGREEMENT

     THIS REGISTRATION RIGHTS AGREEMENT (the “Agreement”) is made as of January __, 2008 between NovaGold Resources Inc. (the “Company”) and Electrum Strategic Resources LLC (the “Purchaser”).

     WHEREAS, the Company and the Purchaser are parties to the Unit Purchase Agreement (the “Purchase Agreement”), dated December ___, 2008, pursuant to which the Purchaser purchased Units comprised of common shares in the capital of the Company and warrants to purchase additional common shares of the Company and received certain registration rights in connection therewith.

     NOW, THEREFORE, in consideration of the premises and of the mutual provisions, agreements and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.

Demand Registration. At any time after the Closing Date (as defined in the Purchase Agreement), upon the written request of Investors (as defined below) holding at least an aggregate of twenty-five percent (25%) of the Registrable Securities (as defined below) then outstanding (the “Requesting Holders”), the Company shall use its reasonable best efforts to register under the Securities Act of 1933, as amended (the “Securities Act”) all or any portion (as required by the Requesting Holders) of the Registrable Securities held by the Requesting Holders having an aggregate offering or sale price of at least $5,000,000, for sale in the manner specified in such notice (a “Demand Registration”). The Company shall not be required to effect more than three Demand Registrations or Qualifications (as defined in the Canadian qualification agreement entered into at Closing), in the aggregate; provided, however, that in the event the Purchaser acquires Warrant Shares upon the exercise of Warrants (as defined in the Purchase Agreement) within 30 days following a request by the Company that the Purchaser exercise Warrants, the Purchaser may make a request for a Demand Registration of the Warrant Shares so acquired, and such Demand Registration will not count as one of the three Demand Registrations otherwise allowed by this Agreement.

a.

For the purposes of this Agreement, “Registrable Securities” shall mean (i) common shares in the capital of the Company purchased by the Purchaser pursuant to the Purchase Agreement (“Common Shares”) and (ii) common shares issuable upon exercise of Warrants (as defined in the Purchase Agreement) (“Warrant Shares” and together with the Common Shares, the “Shares”); provided that such securities shall cease to be Registrable Securities when (i) a registration statement registering all such Registrable Securities under the Securities Act has been declared or becomes effective and such Registrable Securities have been sold or otherwise transferred by the holder thereof pursuant to such effective registration statement; (ii) such Registrable Securities are sold pursuant to Rule 144 under circumstances in which any legend borne by such Registrable Securities relating to restrictions on the transferability thereof, under the Securities Act or otherwise, is removed by the Company in accordance with applicable law; or (iii) such Registrable Securities can be sold without any restriction by the volume limitations of Rule 144(e) of the Securities Act; or (iv) such Registrable Securities are transferred to a person that does not become an Investor within 10 business days of acquiring Registrable Securities.

b.

For purposes of this Agreement, “Investor” means the Purchaser, any transferee(s) or assignee(s) to whom the Purchaser assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 13 and any transferee(s) or assignee(s) to whom a transferee or assignee assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 13.

c.

Following receipt of any notice by Requesting Holders, the Company shall immediately notify Investors holding Registrable Securities from whom notice has not been received and such Investors shall then be entitled within ten (10) days thereafter to request the Company to include in the requested registration all or any portion of their Registrable Securities. The Company may also register for sale for its own account or that of other security holders having the contractual right to include such securities in such registration statement such additional shares of the Company’s capital stock as it shall desire, subject to paragraph (e) below. For purposes of this Agreement, Investors that elect to have such securities registered in accordance with the terms of this Agreement shall be referred to individually as a “Selling Holder” and collectively as the “Selling Holders”.

d.	In connection with any registration pursuant to this Section 1, the Company shall:

i.

subject to receipt of necessary information from the Selling Holders after prompt request from the Company to such holders to provide such information (provided that failure on the part of one or more of the Selling Holders to provide the necessary information requested shall not relieve the Company from its obligation to use reasonable best efforts with respect to complying Selling Holders), prepare and file with the United States Securities and Exchange Commission (“SEC”), within thirty (30) days after the end of the notice period set forth in (c) above, a registration statement to enable the resale of the Registrable Securities by the Selling Holders (a “Demand Registration Statement”); provided, that if the terms of the underwriting agreement executed in connection with any registration pursuant to Section 1 or 2 of this Agreement prohibit the Company from filing any Demand Registration Statement, the Company shall have the right to delay such filing for the required period, which period shall not exceed forty-five (45) days;

ii.

use its reasonable best efforts (provided that failure on the part of one or more of the Selling Holders to provide the necessary information requested shall not relieve the Company from its obligation to use reasonable best efforts with respect to complying Selling Holders), to cause the Demand Registration Statement to become effective as promptly as practicable after the initial filing thereof with the SEC (the date such registration statement is initially declared effective by the SEC, the “Effective Date”), such efforts to include, without limiting the generality of the foregoing, preparing and filing with the SEC in such period any financial statements that are required to be filed prior to the effectiveness of such registration statement;

iii.

use its reasonable best efforts to prepare and file with the SEC such amendments and supplements to such Demand Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Demand Registration Statement current, effective and free from any material misstatement or omission to state a material fact for a period not exceeding, with respect to each Selling Holder’s Registrable Securities to be sold thereunder, the earliest of (a) the date on which such Selling Holder may sell all such Registrable Securities without restriction by the volume limitations of Rule 144(e) of the Securities Act, (b) the second anniversary of the effective date of such Demand Registration Statement, or (c) until the date on which there shall cease to be any Registrable Securities registered by such Demand Registration Statement;

iv.

If, in the good faith judgment of the Company’s board of directors it would be seriously detrimental to the Company or its shareholders to file a Registration Statement, or an amendment or supplement to a Registration Statement in the near future (and the Company provides the Investors with a certificate from its Chief Executive Officer or Chief Financial Officer stating as such), the Company may defer taking action to comply with this Section 1, provided that the Company shall not defer actions pursuant to such notices for more than 60 days in the aggregate in any 12 month period; and

v.

The Company shall not be required to file a Demand Registration Statement pursuant to this Section 1 if within 10 days of receipt of a request for registration, it notifies the Requesting Holders that it intends to conduct a public offering of securities for the account of the Company within the next 60 days, provided that the Company shall not exercise its rights under this subsection more than twice in any 12 month period. If the Company determines not to conduct such public offering, the Company shall provide prompt notice to the Investors of such determination.

e.

In connection with any registration pursuant to this Section 1, the Requesting Holders may elect to sell Registrable Securities in an underwritten offering in accordance with the conditions set forth in this paragraph. In any such underwritten offering, the investment bank that will manage the offering will be selected by, and the underwriting arrangements with respect thereto will be

3

approved by, the Requesting Holders holding a majority of the Registrable Securities to be sold pursuant to such offering by such Requesting Holders, subject, in each case, to the consent of the Company, which consent will not be unreasonably withheld. No Investor may participate in any underwritten offering hereunder unless such Investor (A) agrees to sell such Investor’s Registrable Securities to be sold thereunder on the basis provided in any underwriting arrangements approved pursuant hereto and (B) completes and executes all other customary questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements. In the case of any such underwritten offering, if the managing underwriter for such offering advises the Company in writing that in their good faith opinion the amount of securities requested to be included therein exceeds the amount of securities that can be sold in such offering such that the inclusion of such Registrable Securities would adversely affect marketing of the securities to be sold pursuant to the offering, the Company shall not exclude any Registrable Securities unless the Company has first excluded, all outstanding securities, the holders of which are not entitled by contract to inclusion of such securities in such registration statement or are not entitled to pro rata inclusion with the Registrable Securities, provided, that after giving effect to the foregoing, any exclusion of Registrable Securities shall be made pro rata with holders of other securities having the contractual right to include such securities in the registration statement other than holders of securities entitled to inclusion of their securities in such registration statement by reason of demand registration rights.

2.	Piggyback Registration.

a.

If the Company at any time proposes to register any of its equity securities under the Securities Act for sale to the public for cash, whether for its own account or for the account of other security holders or both on any registration form (other than Forms F-4, F-8, F-80, F-10 (in connection with a business combination or exchange offer), S-4, S-8 or another form not available for registering the Registrable Securities for sale to the public) which permits the inclusion of Registrable Securities held by any Investor (a “Piggyback Registration”), then each such time the Company will give written notice to all Investors that then hold Registrable Securities of its intention so to do. Upon the written request of any Investor received by the Company within ten (10) days after the giving of any such notice by the Company and subject to receipt of necessary information from such Investor in accordance with the terms of this Agreement, to register any of such Investor’s Registrable Securities, the Company will cause the Registrable Securities as to which registration shall have been so requested to be included in the securities to be covered by the registration statement proposed to be filed by the Company, all to the extent requisite to permit the sale or other disposition by such Investor.

b.

The Company shall have the right to select the managing underwriter(s) for any underwritten Piggyback Registration. All Investors proposing to sell their Registrable Securities in such underwritten offering shall (together with the

4

Company) enter into an underwriting agreement in customary form. If such proposed Piggyback Registration is an underwritten offering and the managing underwriter for such offering advises the Company that the securities requested to be included therein exceed the amount of securities that can be sold in such offering such that the inclusion of such Registrable Securities would adversely affect marketing of the securities to be sold by the Company, the Company shall not exclude any Registrable Securities unless the Company has first excluded, all outstanding securities, the holders of which are not entitled by contract to inclusion of such securities in such registration statement or are not entitled to pro rata inclusion with the Registrable Securities, provided, that after giving effect to the foregoing, any exclusion of Registrable Securities shall be made pro rata with holders of other securities having the contractual rights right to include such securities in the registration statement other than holders of securities entitled to inclusion of their securities in such registration statement by reason of piggyback registration rights.

3.	Registration Procedures and Other Matters. If and when the Company is required by the provisions of Section 1 or 2 to register Registrable Securities, the Company shall:

a.

furnish to the Selling Holders with respect to the Registrable Securities registered under any registration statement filed by the Company pursuant to Sections 1 or 2 hereof (a “Registration Statement”) such number of copies of the Registration Statement, prospectuses and preliminary prospectuses in conformity with the requirements of the Securities Act and such other documents as the Selling Holders may reasonably request, in order to facilitate the public sale or other disposition of all or any of the Registrable Securities by the Selling Holders;

b.

file documents required for compliance with blue sky laws in states specified in writing by any Selling Holder and use its reasonable best efforts to maintain such blue sky qualifications until the date on which there ceases to be any Registrable Securities outstanding; provided, however, that the Company shall not be required to qualify to do business or consent to service of process in any jurisdiction in which it is not now so qualified or has not so consented;

c.

bear all reasonable expenses in connection with the procedures in Section 1 or 2 hereof and the registration of the Registrable Securities pursuant to the Registration Statement, including the fees of one legal counsel for all of the Selling Holders not to exceed US$25,000 for each Registration Statement;

d.

advise the Selling Holders promptly after it shall receive notice or obtain knowledge of the issuance of any stop order by the SEC delaying or suspending the effectiveness of the Registration Statement or of the initiation or threat of any proceeding for that purpose; and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal at the earliest possible moment if such stop order should be issued; and

5

e.	provide a “Plan of Distribution” section of the Registration Statement substantially in a form reasonably acceptable to the Selling Holders (subject to the comments of the SEC).

f.

Promptly following the effective date of the Registration Statement, the Company shall advise its transfer agent that the Registrable Securities covered by such Registration Statement are subject to an effective registration statement and can be reissued free of restrictive legend upon notice of a sale by a Selling Holder and confirmation by such Selling Holder that it has complied with the plan of distribution set forth in the Registration Statement and the prospectus delivery requirements of applicable securities laws; provided that the Company has not advised the transfer agent orally or in writing that such Registration Statement has been suspended; provided, further, that in the event the Company’s transfer agent requires an opinion of counsel to the Company for any such reissuance, the Company shall use its reasonable best efforts to cause its counsel to issue an opinion to the transfer agent stating the foregoing within three business days after any such request for an opinion by the transfer agent.

4.	Transfer of Shares After Registration; Suspension.

a.

The Company shall (A) prepare and file from time to time with the SEC a post- effective amendment to the Registration Statement or a supplement to the related prospectus or a supplement or amendment to any document incorporated therein by reference or file any other required document so that such Registration Statement will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and so that, as thereafter delivered to purchasers of the Registrable Securities being sold thereunder, such prospectus will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; (B) provide the Selling Holders copies of any documents filed pursuant to clause (A) above; and (C) inform each Selling Holder that the Company has complied with its obligations in clause (A) above (or that, if the Company has filed a post effective amendment to the Registration Statement which has not yet been declared effective, the Company will notify the Selling Holder to that effect, will use its reasonable best efforts to secure the effectiveness of such post-effective amendment as promptly as possible and will promptly notify the Selling Holder pursuant to clause (A) above when the amendment has become effective). At least three (3) business days prior to the first anticipated filing of a post-effective amendment to the Registration Statement or a supplement to the related prospectus or a supplement or amendment to any document incorporated therein by reference or file any other required document pursuant to this Section 4(a), the Company shall provide copies of such post-effective amendment, supplement or required document(s) to each Selling Holder and its respective counsel.

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b.

In the event (A) of any request by the SEC or any other federal or state governmental authority during the period of effectiveness of the Registration Statement for amendments or supplements to a Registration Statement or related prospectus or for additional information; (B) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose; (C) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; or (D) of any event or circumstance which, in the good faith judgment of the Company’s Chief Executive Officer and Chief Financial Officer, makes it advisable to make any changes in the Registration Statement or prospectus, or any document incorporated or deemed to be incorporated therein by reference, so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the prospectus, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; then the Company shall deliver a notice in writing to each Investor (the “Suspension Notice”) to the effect of the foregoing and, upon receipt of such Suspension Notice, each Investor will refrain from selling any Shares pursuant to the Registration Statement (a “Suspension”) and will keep confidential the fact that a Suspension Notice has been issued and the content thereof until the Investor’s receipt of copies of a supplemented or amended prospectus prepared and filed by the Company, or until the Investor is advised in writing by the Company that the current prospectus may be used, and the Investor has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in any such prospectus. The Company shall use its reasonable best efforts to prevent the issuance of any Suspension, and, if any such Suspension is issued, to take such action as may be necessary to cause the withdrawal or termination of such Suspension at the earliest possible moment and to notify the Investor who holds Registrable Securities being sold (or, in the event of an underwritten offering, the managing underwriters) of the issuance of such Suspension and the resolution thereof. Notwithstanding Section 4(a) or the foregoing sentence, for an aggregate period of no more than 60 days over any 12 month period, the Company shall not be required to file any document or make any public disclosure necessary to end a Suspension, if at such time, the board of directors of the Company determines in good faith that taking such action would be seriously detrimental to the Company and its shareholders (and the Company provides to the Investors a certificate of the Chief Executive Officer or Chief Financial Officer of the Company as to such). In addition to and without limiting any other remedies (including, without limitation, remedies available under applicable law or in equity) available to the Selling Holders, each Selling Holder

7

shall be entitled to specific performance in the event that the Company fails to comply with the provisions of this Section 4(b).

c.

The Company may require each Investor participating in any registration to furnish to the Company such information regarding such Investor as required under applicable law and such Investor’s intended method of distribution of such Registrable Securities as the Company may from time to time reasonably request in writing. At least five (5) business days prior to the first anticipated filing date of a registration statement, the Company shall notify each Investor of the information the Company requires from each Investor.

d.

Provided that a Suspension is not then in effect, any Investor may sell Registrable Securities registered under the Registration Statement, provided that it arranges for delivery of a current prospectus to the transferee of such Registrable Securities in compliance with applicable law. Upon receipt of a request therefor, the Company agrees to provide an adequate number of current prospectuses to the Selling Holders and to supply copies to any other parties requiring such prospectuses.

5.

Indemnification. For the purpose of this Section 5, the term “Selling Stockholder” shall include each Investor, the directors, officers, partners, mangers, members, employees, agents, each person who controls any Investor within the meaning of the Securities Act or Securities Exchange Act of 1934, as amended (the “Exchange Act”)and any affiliate of such Investor; the term “Registration Statement” shall include the prospectus in the form filed as part of a Registration Statement at the time of effectiveness (or, in the case of an underwritten offering, at the time immediately prior to the pricing of the offering), and each exhibit, supplement (including any free writing prospectus as defined under Rule 405 of the Securities Act) or amendment included in or relating to such Registration Statement; and the term “untrue statement” shall include any untrue statement or alleged untrue statement of a material fact, or any omission or alleged omission to state in the Registration Statement a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

a.

The Company agrees to indemnify and hold harmless each Selling Stockholder from and against any joint or several losses, claims, damages, expenses or liabilities to which such Selling Stockholder may become subject (under the Securities Act or otherwise) insofar as such losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, (A) any breach of the representations or warranties of the Company contained in this Agreement; (B) any untrue statement or alleged untrue statement contained in the Registration Statement, as amended at the time of effectiveness, (C) any failure by the Company to fulfill any undertaking included in the Registration Statement, as amended at the time of effectiveness or (D) any violation or alleged violation by the Company of the Securities Act, Exchange Act, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable

8

Securities. The Company will reimburse such Selling Stockholder for any reasonable legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim; provided, however, that the Company shall not be liable in any such case to the extent that such loss, claim, damage or liability arises out of, or is based upon, any untrue statement made in such Registration Statement in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Selling Stockholder specifically for use in preparation of the Registration Statement or the failure of such Selling Stockholder to comply with its covenants and agreements contained in this Agreement respecting the sale of the Registrable Securities or any untrue statement in any prospectus that is corrected in any subsequent prospectus that was delivered to the Selling Stockholder prior to the pertinent sale or sales by the Selling Stockholder. The Company shall reimburse each Selling Stockholder for the amounts provided for herein on demand as such expenses are incurred.

b.

Each Investor, severally but not jointly, agrees to indemnify and hold harmless the Company (and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act, each officer of the Company who signs the Registration Statement and each director of the Company) from and against any losses, claims, damages or liabilities to which the Company (or any such officer, director or controlling person) may become subject (under the Securities Act or otherwise), insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, (A) any failure by such Investor to comply with the covenants and agreements contained in this Agreement respecting sale of the Registrable Securities, or (B) any untrue statement contained in the Registration Statement if such untrue statement was made in reliance upon and in conformity with written information furnished by or on behalf of such Investor specifically for use in preparation of the Registration Statement. Such Investor will reimburse the Company (or such officer, director or controlling person, as the case may be) for any reasonable legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim; provided that such Investor’s obligation to indemnify the Company shall be limited to the amount received by such Investor from the sale of the Registrable Securities giving rise to such obligation.

c.

Promptly after receipt by any indemnified person of a notice of a claim or the beginning of any action in respect of which indemnity is to be sought against an indemnifying person pursuant to this Section 5, such indemnified person shall notify the indemnifying person in writing of such claim or of the commencement of such action, but the omission to so notify the indemnifying person will not relieve such indemnifying person from any liability which it may have to any indemnified person under this Section 5, except to the extent that such omission materially and adversely affects the indemnifying person’s ability to defend such action. Subject to the provisions hereinafter stated, in case any such action shall be brought against an indemnified person, the indemnifying person shall be entitled to participate therein, and, to the extent that it shall elect by written notice

9

delivered to the indemnified person promptly after receiving the aforesaid notice from such indemnified person, shall be entitled to assume the defense thereof, with counsel reasonably satisfactory to such indemnified person. After notice from the indemnifying person to such indemnified person of its election to assume the defense thereof, such indemnifying person shall not be liable to such indemnified person for any legal expenses subsequently incurred by such indemnified person in connection with the defense thereof; provided, however, that if there exists or shall exist a conflict of interest that would make it inappropriate, in the opinion of counsel to the indemnified person, for the same counsel to represent both the indemnified person and such indemnifying person or any affiliate or associate thereof, the indemnified person shall be entitled to retain its own counsel at the reasonable expense of such indemnifying person; provided, however, that no indemnifying person shall be responsible for the fees and expenses of more than one separate counsel (together with appropriate local counsel) for all indemnified parties. In no event shall any indemnifying person be liable in respect of any amounts paid in settlement of any action unless the indemnifying person shall have approved the terms of such settlement; provided that such consent shall not be unreasonably withheld. No indemnifying person shall, without the prior written consent of the indemnified person, effect any settlement of any pending or threatened proceeding in respect of which any indemnified person is or could have been a party and indemnification could have been sought hereunder by such indemnified person, unless such settlement includes an unconditional release of such indemnified person from all liability on claims that are the subject matter of such proceeding.

d.

If the indemnification provided for in this Section 5 is unavailable to or insufficient to hold harmless an indemnified person under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying person shall contribute to the amount paid or payable by such indemnified person as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Company, on the one hand, and the applicable Investor, as well as any other Selling Stockholders under such Registration Statement, on the other, in connection with the statements or omissions or other matters which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, in the case of an untrue statement, whether the untrue statement relates to information supplied by the Company, on the one hand, or an Investor or other Selling Stockholder, on the other hand, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement. The Company and each Investor, severally but not jointly, agree that it would not be just and equitable if contribution pursuant to this subsection (d) were determined by pro rata allocation (even if the Investor and other Selling Stockholders were treated as one entity for such purpose) or by any other method of allocation which does not take into account the equitable considerations referred to above in this subsection (d). The amount paid or

10

payable by an indemnified person as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified person in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), each Investor shall not be required to contribute any amount in excess of the amount by which the amount received by such Investor from the sale of the Registrable Securities to which such loss relates exceeds the amount of any damages which such Investor has otherwise been required to pay by reason of such untrue statement. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Each Investor’s obligations in this subsection to contribute shall be in proportion to its sale of Registrable Securities to which such loss relates and shall not be joint with any other Selling Stockholders.

6.

Information Available. So long as the Registration Statement is effective covering the resale of Registrable Securities owned by any Selling Holders, the Company will furnish to such Selling Holders, upon the reasonable request of any Selling Holder, an adequate number of copies of the prospectuses to supply to any other party requiring such prospectuses; and upon the reasonable request of such Selling Holder, the President or the Chief Financial Officer of the Company (or an appropriate designee thereof) will meet with such Selling Holder or a representative thereof at the Company’s headquarters to discuss all information relevant for disclosure in the Registration Statement covering the Registrable Securities and will otherwise cooperate with any Selling Holder conducting an investigation for the purpose of reducing or eliminating such Selling Holder’s exposure to liability under the Securities Act, including, the reasonable production of information at the Company’s headquarters; provided, that the Company shall not be required to disclose any confidential information to or meet at its headquarters with any Selling Holder until and unless the Selling Holder shall have entered into a confidentiality agreement in form and substance reasonably satisfactory to the Company with the Company with respect thereto.

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7.

Notices. All notices, requests, consents and other communications hereunder shall be in writing, shall be mailed (a) if within the United States by first-class registered or certified airmail, or nationally recognized overnight express courier, postage prepaid, or by facsimile, or (b) if delivered from outside the United States, by International Federal Express or facsimile, and shall be deemed given and received (i) if delivered by first-class registered or certified mail, three business days after so mailed, (ii) if delivered by nationally recognized overnight carrier, one business day after so mailed, (iii) if delivered by International Federal Express, two business days after so mailed, (iv) if delivered by facsimile, upon electronic confirmation of receipt and shall be delivered as addressed as follows:

a.	if to the Company, to: NovaGold Resources Inc. Suite 2300-200 Granville Street Vancouver, British Columbia Canada V6C 1S4 Attn: Rick Van Nieuwenhuyse Fax: 604-669-6272

b.	if to the Investor, at the address set forth below, or at such other address or addresses as may have been furnished to the Company in writing:

Electrum Strategic Resources LLC 1370 Avenue of the Americas, 19th Floor New York, NY 10019 Attn: William Natbony Fax: 646-365-1601

8.

Governing Law; Consent to Jurisdiction; Waiver of Jury Trial; Currency. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the choice of law principles thereof. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

9.	Changes. This Agreement may not be modified, waived or amended except pursuant to an instrument in writing signed by the Company and Investors holding the majority of the

12

Registrable Securities, and any such modification, waiver or amendment shall bind all Investors.

10.

Severability. In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

11.

Prior Agreements. This Agreement constitutes the entire agreement between the parties and supersedes any prior understandings or agreements (including without limitation oral agreements) concerning the registration rights described herein.

12.	Headings. The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be part of this Agreement.

13.

Transfer of Rights. All covenants and agreements contained in this Agreement by or on behalf of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto (including without limitation transferees of any Shares), whether so expressed or not; provided, however, that rights conferred to the Purchaser may be transferred to a transferee of Shares only if the Company has been given written notice thereof, such transfer complies with the requirements of applicable law, rules and regulations of the SEC, such transferee agrees to be bound by all of the provisions of this Agreeement applicable to Purchaser or an Investor and such transferee is a recipient of Shares from a holder of Registrable Securities representing at least ten percent (10%) of the Shares issued pursuant to the Purchase Agreement in the aggregate.

14.

Independent Nature of Investor’s Obligations and Rights. The obligations of each Investor under this Agreement are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under this Agreement. Nothing contained herein or in any other document, and no action taken by any Investor pursuant thereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement. Each Investor shall be entitled to independently protect and enforce its rights, including without limitation, the rights arising out of this Agreement or out of the other related documents, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose.

15.

Counterparts. This Agreement and any modification, waiver or amendment to this Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.

[SIGNATURE PAGE FOLLOWS]

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     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

NOVAGOLD RESOURCES INC.

By:______________________________
Name:
Title:

ELECTRUM STRATEGIC RESOURCES LLC

By:______________________________
Name:
Title:

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SCHEDULES

Unit Purchase Agreement

These Schedules are dated as of the date of the Agreement. Capitalized terms used in these Schedules but not defined herein shall have the same meanings ascribed thereto in the Agreement.

For the purposes of these Schedules, any information, item or other disclosure set forth in any Schedule shall be deemed to have been set forth in all other applicable Schedules if the disclosed matter is specifically cross referenced to such other Schedule. Any information, item or other disclosure set forth in any Schedule shall not be construed to mean that such information is material or is required to be disclosed by the Agreement. Certain matters disclosed in these Schedules have been disclosed for informational purposes only. Nothing in these Schedules is intended to broaden the scope of any representation or warranty contained in the Agreement or to create any covenant on the part of the Seller. Any matter disclosed in these Schedules shall not be deemed an admission by the Seller with regard to any claim by any third party, whether made prior to, on or after the date hereof.

The section headings contained in these Schedules are for reference purposes only and shall not affect in any way the meaning or interpretation of the Schedules.

1

SCHEDULE 3.3
Shareholder and Similar Agreements

1.

General Partnership Agreement effective as of August 1, 2007, as amended by letter agreement dated November 25, 2007, among NovaGold Canada Inc., Teck Cominco Metals Ltd., Galore Creek Mining Corporation, NovaGold Resources Inc. and Teck Cominco Limited.

2.	Limited Liability Company Agreement of Donlin Creek LLC effective as of December 1, 2007 among Donlin Creek LLC, Barrick Gold U.S. Inc. and NovaGold Resources Alaska Inc.

3.	Copper Canyon Venture Agreement between Copper Canyon Resources Ltd. and NovaGold Canada Inc. dated February 12, 2008.

2

SCHEDULE 3.7
Options, Warrants, Rights

1.

Pursuant to the Seller’s Stock Option Plan, up to 10% of the number of issued and outstanding common shares of the Seller are reserved for issuance. The Seller has the following options issued and outstanding:

No. of Common Shares	Weighted Average Exercise Price	Weighted Average Remaining Life
8,245,440	8.12	6.14 years

2.	15,762,565 common shares are reserved for issuance upon the conversion of a US$20 million convertible note issued to Auramet Trading LLC at a conversion price of C$1.53 per share.

3.	1,750,000 shares are reserved for issuance pursuant to warrants issued to Auramet. The warrants are exercisable at C$1.53 per share until December 29, 2010.

4.

8,952,971 common shares are reserved for issuance pursuant to the conversion of US$95 million in 5.5% unsecured senior convertible notes (“Notes”) maturing on May 1, 2015. Additional common shares may become issuable following the occurrence of certain corporate acts or events The Notes are convertible into the Seller’s common shares at a fixed conversion rate of US$10.61 per common share. Subject to the satisfaction of certain conditions, the Seller may elect to pay the conversion in cash or a combination of cash and common shares.

3

SCHEDULE 3.14
Corporate Authorization

1.	Transaction Approval.

2.

Pursuant to the Company Manual and the AMEX Company Guide of TSX and Alternext, respectively, the Seller is required to obtain shareholder approval for the transaction contemplated by the Agreement. However, each of the Company Manual and the AMEX Company Guide contains an exemption from such requirement and the Seller has applied to each of the TSX and Alternext for such exemption.

4

SCHEDULE 3.15
Regulatory or Third Party Consents and Approvals

1.	The transaction contemplated by the Agreement is subject to the pre-notification provisions of Part IX of the Competition Act and is subject to obtaining Competition Act Approval.

2.	Transaction Approval.

3.	The exercise of the Warrant is subject to compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder, if applicable.

5

SCHEDULE 3.19
Undisclosed Liabilities

1.

In March 2008 the Seller received a Notice of Violation (“NOV”) from the State of Alaska regulators relating to preventative measures for stormwater discharges from its Rock Creek Mine. On June 9, 2008 the Seller received a further NOV and on July 7, 2008 the Seller received a draft Compliance Order by Consent (“COBC”) from the State of Alaska. The Seller is working with the State on these matters and although the Seller expects to resolve these issues, failure to adequately respond to the NOV and COBC could result in substantial fines, injunctive relief or other enforcement measures which may have a material impact on the Seller’s ability to operate the Rock Creek mine.

2.

In December 2008 the Seller received a NOV from the State of Alaska regulators relating to the suspension of construction and mining operations at the Rock Creek Mine. Pursuant to the NOV the Seller is in violation of a Certificate of Approval to Construct a Dam and the Certificate of Approval to Operate a Dam issued by the State of Alaska. The Seller is working with the State on these matters and although the Seller expects to resolve these issues, failure to adequately respond to the NOV could result in substantial fines, injunctive relief or other enforcement measures which may have a material impact on the Seller’s ability to operate the Rock Creek mine.

3.

A Statement of Facts hearing is scheduled on February 26, 2009 with respect to certain inspections and investigations conducted by the British Columbia Ministry of Forests (“MOFR”) on the Galore Creek Access Road between the end of June and September 2007. The inspections and investigations were primarily in response to environmental incidents that the Galore Creek Mining Corporation reported to MOFR. In addition to additional concerns of MOFR, the environmental incidents ranged from blast fly rock entering streams to landslides entering streams to “fish kills” that had occurred in May to August 2007. The MOFR compliance and enforcement process focuses on working with companies to improve performance and achieve compliance initially and then MOFR can use methods of escalating enforcement actions with an administrative penalty process before entering a court-related process. After a Statement of Facts is agreed upon the Seller will have an opportunity to be heard in front of an adjudicator who has the authority to issue penalties or other administrative remedies to address contraventions. The Seller intends to work with MOFR on these matters and although the Seller expects to resolve these issues, failure to adequately respond to MOFR could result in substantial fines or other enforcement measures which may have a material impact on the Seller.

4.

On November 24, 2008 the Seller announced that it had decided to suspend operations at the Rock Creek mine. Although the Seller expects the suspension to occur in a timely and cost effective manner, there may be substantial costs associated with the suspension of operations.

6

SCHEDULE 3.27
Compliance with Law

Please see Numbers 1, 2 and 3 from Schedule 3.19.

7

SCHEDULE 3.28
Defaults

Please see Numbers 1, 2 and 3 from Schedule 3.19.

8

SCHEDULE 3.29
Material Contracts

1.

General Partnership Agreement effective as of August 1, 2007, as amended by letter agreement dated November 25, 2007, among NovaGold Canada Inc., Teck Cominco Metals Ltd., Galore Creek Mining Corporation, NovaGold Resources Inc. and Teck Cominco Limited.

2.	Limited Liability Company Agreement of Donlin Creek LLC effective as of December 1, 2007 among Donlin Creek LLC, Barrick Gold U.S. Inc. and NovaGold Resources Alaska Inc.

3.	Copper Canyon Venture Agreement between Copper Canyon Resources Ltd. and NovaGold Canada Inc. dated February 12, 2008.

Area of Mutual Interest, etc.

The Seller is a party to agreements entered into in the normal course of business that contain provisions with respect to area of mutual interest, rights of first refusal, rights of first offer and exclusivity provisions.

Breach or default of Material Contracts

NovaGold received a cash call for the Galore Creek Partnership, the entity which owns the Galore Creek project, for approximately C$1.9 million which was due on November 24, 2008. NovaGold received a further cash call for the Galore Creek Partnership for approximately C$922,274 million which was due on December 16, 2008 (in addition to the C$1.9 million originally due on November 24, 2008). NovaGold did not make these payments when due and approached Teck Cominco to discuss alternatives relating to the settlement of the amount due. NovaGold has not reached an alternative arrangement with Teck Cominco and as a result its interest in the Galore Creek Partnership may be diluted.

9

SCHEDULE 3.31
Absence of Certain Changes

Schedule 3.31(iv)

1.

The Seller has granted to Auramet a security interest in the Rock Creek mine and a pledge of securities in certain material subsidiaries of the Seller. NovaGold Canada Inc., NovaGold Resources (Bermuda) Limited, NovaGold (Bermuda) Alaska Ltd., Alaska Gold Seller and NovaGold Resources Alaska Inc. have guaranteed the obligations of the Seller to Auramet Trading LLC.

2.

The Seller has agreed to sell its interest in the Ambler project, representing up to a 51% interest in the Ambler project, together with its early stage base metal properties in Alaska, for $20 million in common shares of Mantra Mining Inc. (“Mantra”). Closing of the transaction is subject to receipt of all necessary regulatory approvals, including the approval of the TSX Venture Exchange, and certain other conditions including sufficient financing being obtained by Mantra to be used toward the advancement of the Ambler project.

3.	Please see Schedule 3.7.

Schedule 3.31(v)

None.

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SCHEDULE 3.32

Restrictions on Business Activities

1.

The Seller is a party to agreements entered into in the normal course of business that contain provisions with respect to area of mutual interest, rights of first refusal, rights of first offer and exclusivity provisions.

2.	The Seller is a party to confidentiality agreements entered into in the normal course of business.

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SCHEDULE 3.34
Employees, Employment Agreements and Employee Benefit Plans

Employment Agreements

1.	Agreement between the Seller and Rick Van Nieuwenhuyse dated in or about May 1, 1999.

2.	Agreement between the Seller and Robert John MacDonald dated December 17, 2002, as amended July 1, 2008.

3.	Agreement between the Seller and Elaine Sanders dated in or about September 1, 2006, as amended July 1, 2008.

4.	Agreement between the Seller and Doug Nicholson dated in or about January 1, 2005, as amended July 1, 2008.

5.	Agreement between the Seller and Sacha Iley dated in or about June 1, 2007, as amended July 1, 2008.

6.	Agreement between the Seller and Joseph Piekenbrock dated in or about April 3, 2004, as amended July 1, 2008.

7.	Agreement between the Seller and Gregory Johnson dated December 17, 2002, as amended August 6, 2008.

8.	Agreement between the Seller and Jim Mallory dated December 19, 2007, as amended December 21, 2007.

9.	Agreement between the Seller and David Jarvis dated December 12, 2008.

10.	Agreement between the Seller and Kevin Francis dated August 31, 2005.

Except as set forth in the Employment Agreements above, no Employment Agreement provides for the acceleration or change in the award, grant, vesting or determination of options, warrants, rights, severance payments, or other contingent obligations of any nature whatsoever of the Seller or its Subsidiaries in favour of any such parties in connection with the transactions contemplated by this Agreement.

Except as set forth in the Employment Agreements above, the terms of employment or engagement of all directors, officers, employees, agents, consultants and professional advisors of the Seller and its Subsidiaries are such that their employment or engagement may be terminated upon reasonable notice given at any time without liability for payment of compensation or damages and the Seller and its Subsidiaries have not entered into any agreement or arrangement for the management of their business or any part thereof other than with their directors or employees.

Stock Option Plan

Pursuant to the Seller’s 2004 Stock Option Plan, approved May 11, 2004, as amended April 26, 2005 (with an effective date of amendment of March 10, 2006), the directors of the Seller may, upon the occurrence of certain events, accelerate the vesting provisions of options granted under the Plan.

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SCHEDULE 3.36
Operational Matters

Please see Numbers 1 and 2 from Schedule 3.19.

13

SCHEDULE 3.37
Licenses, Compliance with Regulatory Requirements

Please see Numbers 1, 2 and 3 from Schedule 3.19.

14

SCHEDULE 3.38
Real Property and Mineral Interests and Rights

1.	Auramet Trading, LLC (“Auramet”) has asserted a claim of lien against the Seller relating to the Rock Creek Mine Project and the related assets.

2.

Alaska Interstate Construction, LLC has asserted a claim of lien against all real property and personal property, tangibles and intangibles, contract rights, leases, licenses, buildings, erections, equipment, improvements, and all other things, located at or on or associated with the Rock Creek Mine Project. The statement of demand is in the amount of $2,581,723.60, plus expenses to be incurred.

3.

Construction Machinery Inc. has asserted a claim of lien against all real property and personal property, tangibles and intangibles, contract rights, leases, licenses, buildings, erections, equipment, improvements, and all other things, located at or on or associated with the Rock Creek Mine Project.

4.

Tetratech RMC Inc has asserted a claim of lien against all real property and personal property, tangibles and intangibles, contract rights, leases, licenses, buildings, erections, equipment, improvements, and all other things, located at or on or associated with the Rock Creek Mine Project located in Nome, Alaska. The statement of demand is in the amount of $158,453.43, plus expenses to be incurred.

5.	Dell Financial Systems LP has asserted a Collateral UCC Financing Statement over all computer equipment and peripherals financed to a subsidiary of the Seller.

6.

Lien in favour of Barrick Gold U.S. Inc. with respect to NovaGold Resources Alaska, Inc.’s interest in the Donlin Creek Project as security for the obligations of NovaGold Resources Alaska, Inc. to Barrick Gold U.S. Inc. under the Joint Venture agreement relating to the Donlin Creek Project.

7.

Lien in favour of Teck Cominco Metals Ltd. with respect to the Seller’s interest in the Galore Creek Project as security for the obligations of NovaGold Canada Inc. under the General Partnership agreement relating to the Galore Creek Project.

8.	Please see Number 2 from Schedule 3.31.

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SCHEDULE 3.40
Environmental Matters

Please see Schedule 3.19.

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